HUADIAN 12g3-2(b)
File No. 82-4932

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circul[illegible]what action to take in relation to this circular, you should consult appropriate independen[illegible]ent professional advice.



05009633

If you have sold or transferred all [illegible] itional Corporation Limited, you should at once hand this circular to the purchas[illegible] sed securities dealer or other agent through whom the sale or transfer was effect[illegible] or the transferee.

The Stock Exchange of Hong Kong [illegible] ity for the contents of this circular, makes no representation as to its accuracy or c[illegible]ness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)



JUL 13 2005
THOMSON
FINANCIAL
SUPPL

CONNECTED TRANSACTIONS



SEC MAIL
RECEIVED
JUL 0 8 2005
WASH, D.C.
192
SECTION

Independent financial adviser to the independent board committee and independent shareholders of Huadian Power International Corporation Limited



GOLDBOND CAPITAL (ASIA) LIMITED

A letter from the board of directors of Huadian Power International Corporation Limited (the "**Company**") is set out on pages 1 to 10 of this circular. A letter from the independent board committee of the Company is set out on pages 11 to 12 of this circular. A letter from Goldbond Capital (Asia) Limited, the independent financial adviser to the independent board committee and independent shareholders of the Company, is set out on pages 13 to 22 of this circular.

A notice convening an extraordinary general meeting of the Company (the "**EGM**") to be held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the People's Republic of China (中國北京市宣武區菜園街1號北京中環假日酒店) at 10:00 a.m. on Wednesday, 24th August, 2005 is set out at the end of this circular. Shareholders whose names appear on the register of members of the Company at the close of business on Friday, 22nd July, 2005 will be entitled to attend the EGM upon completion of the necessary registration procedures. The H share register of members of the Company will be closed from Monday, 25th July, 2005 to Tuesday, 23rd August, 2005, both days inclusive, during which period no transfer of the Company's H shares will be effected. Where applicable, shareholders of the Company's H shares intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's H share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by 4:00 p.m. on Friday, 22nd July, 2005. If you are eligible and intend to attend the EGM, please complete and return the reply slip for attendance, a copy of which is enclosed with this circular, in accordance with the instructions printed thereon as soon as possible and in any event by Wednesday, 3rd August, 2005. If you are not able to attend and/or vote at the EGM, you are strongly urged to complete and return the proxy form, a copy of which is also enclosed with this circular, in accordance with the instructions printed thereon as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so wish.

* *for identification only*

6th July, 2005

CONTENTS

Pages

Definitions ii

Letter from the board of Directors 1

1. Introduction 1
2. Suzhou Company Share Transfer Agreement 2
3. Xinxiang Company Share Transfer Agreement 5
4. Listing Rules' implications 7
5. Recommendation 8
6. EGM 8
7. Additional information 10

Letter from the Independent Board Committee 11

Letter from Goldbond Capital 13

Appendix — General information 23

Notice of EGM 30

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"associate(s)"	has the meaning ascribed thereto under the Listing Rules;
"China Huadian"	means 中國華電集團公司 (China Huadian Corporation*), a wholly PRC State-owned enterprise and the controlling shareholder of the Company holding approximately 50.01% of its entire issued share capital;
"Company"	means 華電國際電力股份有限公司 (Huadian Power International Corporation Limited*), a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H shares and A shares are listed on the Stock Exchange and the Shanghai Stock Exchange of the PRC, respectively;
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules;
"Directors"	means the directors of the Company;
"EGM"	means the extraordinary general meeting to be held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC (中國北京市宣武區菜園街1號北京中環假日酒店) at 10:00 a.m. on Wednesday, 24th August, 2005, or any adjournment thereof;
"Enlarged Group"	means the Company and its subsidiaries following completion of the transactions under and in accordance with the Share Transfer Agreements;
"Goldbond Capital"	means Goldbond Capital (Asia) Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a licensed corporation to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO;
"Group"	means the Company and its subsidiaries;
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	means Hong Kong Special Administrative Region of the People's Republic of China;
"Independent Board Committee"	means the committee of the board of Directors comprising all the independent non-executive Directors (namely, Ding Huiping, Zhao Jinghua, Wang Chuanshun and Hu Yuanmu) established for the purpose of considering and advising the Independent Shareholders in connection with the Share Transfer Agreements;
"Independent Shareholders"	means shareholders of the Company except China Huadian (being the controlling shareholder, and hence a connected person, of the Company having a material interest in the Share Transfer Agreements and the transactions thereunder) and its associate(s), if any;

"Latest Practicable Date"	means 30th June, 2005, being the latest practicable date for ascertaining certain information referred to in this circular prior to the printing of this circular;
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"PRC"	means the People's Republic of China;
"RMB"	means Renminbi, the lawful currency of the PRC;
"SFO"	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share Transfer Agreements"	means the Suzhou Company Share Transfer Agreement and the Xinxiang Company Share Transfer Agreement;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"Suzhou Company"	means 安徽華電宿州發電有限公司 (Anhui Huadian Suzhou Power Generation Company Limited*), a limited liability company established in the PRC;
"Suzhou Company Share Transfer Agreement"	means the agreement dated 14th June, 2005 between the Company, as transferee, and China Huadian, as transferor, in connection with the proposed acquisition by the Company from China Huadian of its 97% equity interest in Suzhou Company;
"Xinxiang Company"	means 華電新鄉發電有限公司 (Huadian Xinxiang Power Generation Company Limited*), a limited liability company established in the PRC; and
"Xinxiang Company Share Transfer Agreement"	means the agreement dated 14th June, 2005 between the Company, as transferee, and China Huadian, as transferor, in connection with the proposed acquisition by the Company from China Huadian of its 90% equity interest in Xinxiang Company.

* *for identification only*



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

Directors:
HE Gong *(Chairman)*
CHEN Feihu *(Vice Chairman)*
ZHU Chongli *(Vice Chairman)*
CHEN Jianhua *(Executive Director)*
TIAN Peiting *(Executive Director)*
WANG Yingli *(Non-executive Director)*
ZHANG Bingju *(Non-executive Director)*
PENG Xingyu *(Non-executive Director)*

Independent non-executive Directors:
DING Huiping
ZHAO Jinghua
WANG Chuanshun
HU Yuanmu

Legal address and head office:
14 Jingsan Road
Jinan, Shangdong Province
People's Republic of China

Principal place of business in Hong Kong:
8th Floor, Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited
Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

6th July, 2005

To the shareholders of the Company

Dear Sir or Madam,

CONNECTED TRANSACTIONS

1. Introduction

As mentioned in the announcement dated 14th June, 2005 issued by the Company, the Company entered into the Suzhou Company Share Transfer Agreement with China Huadian on that day in respect of the proposed acquisition from China Huadian of its 97% equity interest in Suzhou Company for a consideration of RMB74.90 million (approximately HK$70.42 million). On the same day, the Company entered into the Xinxiang Company Share Transfer Agreement with China Huadian in respect of the proposed acquisition from China Huadian of its 90% equity interest in Xinxiang Company for a consideration of RMB90.10 million (approximately HK$84.71 million).

As China Huadian is the controlling shareholder, and hence a connected person, of the Company, each of the Share Transfer Agreements and the transactions thereunder are connected transactions of the Company under Chapter 14A of the Listing Rules. The transactions under the Share Transfer Agreements, when aggregated pursuant to Rule 14A.25 of the Listing Rules, constitute connected transactions of the Company which, as required under Chapter 14A of the Listing Rules, are subject to approval by the Independent Shareholders at the EGM.

The Independent Board Committee has been established to advise the Independent Shareholders in respect of the Share Transfer Agreements. Goldbond Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Share Transfer Agreements are fair and reasonable and the Share Transfer Agreements are in the interests of the Company and its shareholders as a whole.

The purpose of this circular is to provide the Independent Shareholders with further information in relation to the Share Transfer Agreements as required under the Listing Rules, so as to enable the Independent Shareholders to make an informed decision to vote on the relevant ordinary resolutions set out in the Company's notice of the EGM as set out at the end of this circular. A letter from the Independent Board Committee and its recommendations to the Independent Shareholders is set out on pages 11 to 12 of this circular, and the opinion letter from Goldbond Capital is set out on pages 13 to 22 of this circular.

2. Suzhou Company Share Transfer Agreement

Date : 14th June, 2005

Parties : China Huadian (the Company's controlling shareholder), as transferor, and

Company, as transferee

The Company is principally engaged in the electricity-generating business in the PRC. China Huadian is a wholly PRC State-owned enterprise, and is one of the five national power group enterprises in the PRC.

Interest to be transferred and thus acquired by the Company : 97% equity interest in Suzhou Company

Suzhou Company : 安徽華電宿州發電有限公司 (Anhui Huadian Suzhou Power Generation Company Limited*) is a company established in the PRC in September 2003.

As at the date of the Suzhou Company Share Transfer Agreement, Suzhou Company had a paid-up registered capital of RMB55,000,000. It is owned as to 97% by China Huadian, and the remaining 3% by a third party which and whose ultimate beneficial owner(s), to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, are independent of the Group and connected persons of the Company.

Since the establishment of Suzhou Company, China Huadian has made capital contribution towards Suzhou Company amounting to, in aggregate, RMB53,350,000, equivalent to 97% of its paid-up registered capital.

An independent valuation of the net assets of Suzhou Company as of 31st March, 2005 was made by 中宇資產評估有限責任公司, a PRC qualified valuer which and whose ultimate beneficial owner(s), to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, are third parties independent of the Group and connected persons of the Company. According to such valuation which was made by way of cost replacement method, the appraised total asset value and net asset value attributable to 97% equity interest in Suzhou Company as of 31st March, 2005 were approximately RMB366.19 million (approximately HK$344.29 million) and RMB78.84 million (approximately HK$74.13 million), respectively.

Suzhou Company was established in September 2003, and its generating units are still under construction and have not commenced operation. Suzhou Company has therefore not generated any profit or loss, and no income statement has been made.

Consideration : RMB74.90 million (approximately HK$70.42 million), which is expected to be funded out of the Company's internal resources.

The consideration was determined after arm's length negotiations between the parties by reference to the valuation of the net assets of Suzhou Company as of 31st March, 2005 as stated above.

Conditions precedent: The Suzhou Company Share Transfer Agreement is conditional upon fulfillment of the following conditions precedent:

(i) approval of the Suzhou Company Share Transfer Agreement and the transactions thereunder by the Independent Shareholders being obtained at the EGM;

(ii) the results of the assets valuation of Suzhou Company as of 31st March, 2005 having been filed with and recorded at the PRC State-owned Assets Supervision and Administration authority; and

(iii) approval having been obtained from PRC State-owned Assets Supervision and Administration authority confirming that the 97% equity interest in Suzhou Company shall be transferred to the Company by way of the Suzhou Company Share Transfer Agreement.

In the event that any of the above conditions is/are not fulfilled by 31st December, 2005, the Company shall be entitled to terminate the Suzhou Company Share Transfer Agreement, in which case China Huadian shall refund any consideration then paid (together with accrued interest) within 10 days thereafter.

Payment terms and completion : Under the Suzhou Company Share Transfer Agreement:

(i) 30% of the consideration (i.e. RMB22.47 million) was payable in cash within 10 days after signing of the Suzhou Company Share Transfer Agreement;

(ii) 50% of the consideration (i.e. RMB37.45 million) shall be payable in cash within 10 days after the conditions precedent having been fulfilled, and completion shall be deemed to take place on the following day unless otherwise provided for under relevant PRC laws and regulations; and

(iii) the balance (i.e. RMB14.98 million, representing 20% of the consideration) shall be payable in cash within 10 days after completion of the relevant industry and commerce registration in the PRC required in respect of the transaction under the Suzhou Company Share Transfer Agreement.

Suzhou Company will upon completion become a subsidiary of the Company.

The Company is not restricted under the Suzhou Company Share Transfer Agreement from disposing of its interest in Suzhou Company acquired pursuant to the agreement.

Reasons for and benefits of the transaction : Suzhou Company is located in the Anhui Province of the PRC, and will be principally engaged in the electricity-generating business in the Anhui Province. As mentioned above, the generating units of Suzhou Company, comprising, as currently planned, two 600MW generating units, are under construction. It is anticipated that these generating units will commence operation in 2007.

The Directors believe that the proposed acquisition from China Huadian of 97% equity interest in Suzhou Company under the Suzhou Company Share Transfer Agreement signifies the continuing expansion of the Company's business in the Anhui Province, in line with the Company's strategic pursuit to develop as a national electricity-generating company in the PRC. The transaction also reflects the support that China Huadian, as the Company's controlling shareholder, has been demonstrating in favour of the Company's developments.

The Directors, including the independent non-executive Directors, believe that the transactions under the Suzhou Company Share Transfer Agreement are on normal commercial terms in the Company's ordinary and usual course of business, the terms of which are fair and reasonable and the Suzhou Company Share Transfer Agreement is in the interests of the Company and its shareholders as a whole.

3. Xinxiang Company Share Transfer Agreement

Date	:	14th June, 2005
Parties	:	China Huadian (the Company's controlling shareholder), as transferor, and Company, as transferee
Interest to be transferred and thus acquired by the Company	:	90% equity interest in Xinxiang Company
Xinxiang Company	:	華電新鄉發電有限公司 (Huadian Xinxiang Power Generation Company Limited*) is a company established in the PRC in August 2003.

As at the date of the Xinxiang Company Share Transfer Agreement, Xinxiang Company had a paid-up registered capital of RMB69,000,000. It is owned as to 90% by China Huadian and the remaining 10% by a third party which and whose ultimate beneficial owner(s), to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, are independent of the Group and connected persons of the Company.

Since the establishment of Xinxiang Company, China Huadian has made capital contribution towards Xinxiang Company amounting to, in aggregate, RMB62,100,000, equivalent to 90% of its paid-up registered capital.

An independent valuation of the net assets of Xinxiang Company as of 31st March, 2005 was made by 中發國際資產評估有限公司, a PRC qualified valuer which and whose ultimate beneficial owner(s), to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, are third parties independent of the Group and connected persons of the Company. According to such valuation which was made by way of cost replacement method, the appraised total asset value and net asset value attributable to 90% equity interest in Xinxiang Company as of 31st March, 2005 were approximately RMB486.40 million (approximately HK$457.31 million) and RMB94.83 million (approximately HK$89.16 million).

Xinxiang Company was established in August 2003, and its generating units are still under construction and have not commenced operation. Xinxiang Company has therefore not generated any profit or loss, and no income statement has been made.

Consideration : RMB90.10 million (approximately HK$84.71 million), which is expected to be funded out of the Company's internal resources.

The consideration was determined after arm's length negotiations between the parties by reference to the valuation of the net assets of Xinxiang Company as of 31st March, 2005 as stated above.

Conditions precedent: The Xinxiang Company Share Transfer Agreement is conditional upon fulfillment of the following conditions precedent:

(i) approval of the Xinxiang Company Share Transfer Agreement and the transactions thereunder by the Independent Shareholders being obtained at the EGM;

(ii) the results of the assets valuation of Xinxiang Company as of 31st March, 2005 having been filed with and recorded at the PRC State-owned Assets Supervision and Administration authority; and

(iii) approval having been obtained from PRC State-owned Assets Supervision and Administration authority confirming that the 90% equity interest in Xinxiang Company shall be transferred to the Company by way of the Xinxiang Company Share Transfer Agreement.

In the event that any of the above conditions is/are not fulfilled by 31st December, 2005, the Company shall be entitled to terminate the Xinxiang Company Share Transfer Agreement, in which case China Huadian shall refund any consideration then paid (together with accrued interest) within 10 days thereafter.

Payment terms and completion : Under the Xinxiang Company Share Transfer Agreement:

(i) 30% of the consideration (i.e. RMB27.03 million) was payable in cash within 10 days after signing of the Xinxiang Company Share Transfer Agreement;

(ii) 50% of the consideration (i.e. RMB45.05 million) shall be payable in cash within 10 days after the conditions precedent having been fulfilled, and completion shall be deemed to take place on the following day unless otherwise provided for under relevant PRC laws and regulations; and

(iii) the balance (i.e. RMB18.02 million, representing 20% of the consideration) shall be payable in cash within 10 days after completion of the relevant industry and commerce registration in the PRC required in respect of the transaction under the Xinxiang Company Share Transfer Agreement.

Xinxiang Company will upon completion become a subsidiary of the Company.

The Company is not restricted under the Xinxiang Company Share Transfer Agreement from disposing of its interest in Xinxiang Company acquired pursuant to the agreement.

Reasons for and benefits of the transaction : Xinxiang Company is located in the Henan Province of the PRC, and will be principally engaged in the electricity-generating business in the Henan Province. As mentioned above, the generating units of Xinxiang Company, comprising, as currently planned, two 660MW generating units and two 300MW heat and electricity generating units, are under construction. It is anticipated that these generating units will commence operation in 2006 and 2007, respectively.

The Directors believe that the proposed acquisition from China Huadian of 90% equity interest in Xinxiang Company under the Xinxiang Company Share Transfer Agreement signifies the organic growth of the Company's business in provinces of the PRC outside of the Shandong Province (which is the Company's core operating center) to develop as a national electricity-generating company in the PRC, and reflects the support that China Huadian, as the Company's controlling shareholder, has been demonstrating in favour of the Company's developments.

The Directors, including the independent non-executive Directors, believe that the transactions under the Xinxiang Company Share Transfer Agreement are on normal commercial terms in the Company's ordinary and usual course of business, the terms of which are fair and reasonable and the Xinxiang Company Share Transfer Agreement is in the interests of the Company and its shareholders as a whole.

4. Listing Rules' implications

As China Huadian is the controlling shareholder, and hence a connected person, of the Company, each of the Share Transfer Agreements and the transactions thereunder are connected transactions of the Company under Chapter 14A of the Listing Rules. The transactions under the Share Transfer Agreements, when aggregated pursuant to Rule 14A.25 of the Listing Rules, constitute connected transactions of the Company which, as required under Chapter 14A of the Listing Rules, are subject to approval by the Independent Shareholders at the EGM.

China Huadian and its associate(s), if any, will abstain from voting at the EGM on the separate ordinary resolutions approving each of the Share Transfer Agreements and the transactions thereunder, which will be taken on a poll as required under the Listing Rules.

The Independent Board Committee, comprising all the independent non-executive Directors, has been established to advise the Independent Shareholders in respect of the Share Transfer Agreements. None of the independent non-executive Directors has any material interest in the transactions under the Share Transfer Agreements. Goldbond Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Share Transfer Agreements are fair and reasonable and the Share Transfer Agreements are in the interests of the Company and its shareholders as a whole.

5. Recommendation

Based on the relevant information disclosed herein, the Directors, including the independent non-executive Directors, believe that the transactions under each of the Share Transfer Agreements are on normal commercial terms in the Company's ordinary and usual course of business, the terms of which are fair and reasonable and the Share Transfer Agreements are in the interests of the Company and its shareholders as a whole. Accordingly, the Directors recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve each of the Share Transfer Agreements and the transactions thereunder.

As mentioned above, Goldbond Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Share Transfer Agreements. Having taken into account the advice of Goldbond Capital, the Independent Board Committee considers that the terms of the Share Transfer Agreements are fair and reasonable and that the Share Transfer Agreements are in the interests of the Company and its shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM in respect of the Share Transfer Agreements and the transactions thereunder.

6. EGM

Notice of EGM

The EGM will be held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC (中國北京市宣武區菜園街1號北京中環假日酒店) at 10:00 a.m. on Wednesday, 24th August, 2005 to consider and approve, among other things if considered appropriate and/or required, each of the Share Transfer Agreements and the transactions thereunder. The notice convening the EGM is set out at the end of this circular.

Closure of books

Shareholders whose names appear on the register of members of the Company at the close of business on Friday, 22nd July, 2005 will be entitled to attend the EGM upon completion of the necessary registration procedures. The H share register of members of the Company will be closed from Monday, 25th July, 2005 to Tuesday, 23rd August, 2005, both days inclusive, during which period no transfer of the Company's H shares will be effected. Where applicable, shareholders of the Company's H shares intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's H share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by 4:00 p.m. on Friday, 22nd July, 2005.

Reply slip and proxy form

If you are eligible and intend to attend the EGM, please complete and return the reply slip for attendance, a copy of which is enclosed with this circular, in accordance with the instructions printed thereon as soon as possible and in any event by Wednesday, 3rd August, 2005.

If you are not able to attend and/or vote at the EGM, you are strongly urged to complete and return the proxy form, a copy of which is also enclosed with this circular, in accordance with the instructions printed thereon as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so wish.

Voting

China Huadian and its associate(s), if any, will abstain from voting at the EGM on the separate ordinary resolutions approving each of the Share Transfer Agreements and the transactions thereunder, which will be taken on a poll as required under the Listing Rules. To the extent that the Company is aware having made all reasonable enquiries, as at the Latest Practicable Date:

(i) China Huadian was the controlling shareholder of the Company holding approximately 50.01% of its then entire issued share capital, and controlled or was entitled to exercise control over the voting rights in respect of such shares;

(ii) there was no voting trust or other agreement, arrangement or understanding entered into by or binding upon China Huadian and China Huadian was not subject to any obligation or entitlement, whereby it had or might have temporarily or permanently passed control over the exercise of the voting right in respect of its shares in the Company to a third party, whether generally or on a case-by-case basis;

(iii) it was not expected that there would be any discrepancy between China Huadian's beneficial shareholding interest in the Company as disclosed in the appendix to this circular and the number of shares in the Company in respect of which it would control or would be entitled to exercise control over the voting right at the EGM.

Procedure to otherwise demand a poll

Pursuant to articles 75 to 77 of the Company's articles of association, at any general meeting of the Company, a resolution shall be decided on a show of hands unless otherwise provided for under applicable listing rules or other securities laws and regulations, or unless a poll is (before or after any vote by a show of hands) demanded by:

(i) the chairman of the meeting;

(ii) at least two shareholders, who possess the right to vote, present in person or by proxy; or

(iii) one or more shareholders (including proxies) representing, either calculated separately or in aggregate, 10% or more of all shares carrying the right to vote at the meeting.

A demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

7. Additional information

Your attention is also drawn to the letter from the Independent Board Committee to the Independent Shareholders set out on pages 11 to 12 of this circular, the letter from Goldbond Capital to the Independent Board Committee and the Independent Shareholders set out on pages 13 to 22 of this circular, and the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the board of Directors of
Huadian Power International Corporation Limited
HE Gong
Chairman

* *for identification only*



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

Legal address and head office:
14 Jingsan Road
Jinan, Shangdong Province
People's Republic of China

6th July, 2005

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS

We refer to the circular dated 6th July, 2005 (the "**Circular**") to the shareholders of the Company of which this letter forms part. Unless otherwise specified, terms defined in the Circular shall have the same meanings in this letter.

We have been appointed as members of the Independent Board Committee, which has been established to advise the Independent Shareholders in respect of the Share Transfer Agreements, details of which are set out in the letter from the board of Directors contained in the Circular. None of us has any material interest in the transactions under the Share Transfer Agreements.

As China Huadian is the controlling shareholder, and hence a connected person, of the Company, each of the Share Transfer Agreements and the transactions thereunder are connected transactions of the Company under Chapter 14A of the Listing Rules. The transactions under the Share Transfer Agreements, when aggregated pursuant to Rule 14A.25 of the Listing Rules, constitute connected transactions of the Company which, as required under Chapter 14A of the Listing Rules, are subject to approval by the Independent Shareholders at the EGM.

Goldbond Capital has been appointed as the independent financial adviser to advise us and the Independent Shareholders as to whether the terms of the Share Transfer Agreements are fair and reasonable and the Share Transfer Agreements are in the interests of the Company and its shareholders as a whole. We wish to draw your attention to the opinion letter from Goldbond Capital set out on pages 13 to 22 of the Circular.

As members of the Independent Board Committee, we have discussed with the management of the Company in relation to the Share Transfer Agreements and the transactions thereunder, and the basis upon which the terms of the transactions have been determined. We have also taken into account the principal factors and reasons considered by Goldbond Capital in forming its opinion in relation to the Share Transfer Agreements, and have discussed with Goldbond Capital its opinion letter and its advice.

On the basis of the above, we consider, and agree with the view of Goldbond Capital, that the terms of the Share Transfer Agreements are fair and reasonable and the Share Transfer Agreements are in the interests of the Company and its shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM in respect of the Share Transfer Agreements and the transactions thereunder.

Yours faithfully,
DING Huiping
ZHAO Jinghua
WANG Chuanshun
HU Yuanmu
Independent Board Committee

* *for identification only*

The following is the letter of advice from Goldbond Capital to the Independent Board Committee and the Independent Shareholders in respect of the Share Transfer Agreements prepared for incorporation in this circular:


金榜融資(亞洲)有限公司
GOLDBOND CAPITAL (ASIA) LIMITED

Goldbond Capital (Asia) Limited
3902B, 39th Floor, Tower 1
Lippo Centre
89 Queensway
Hong Kong

6 July 2005

The Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders in relation to the Share Transfer Agreements. Details of the Share Transfer Agreements are set out in the circular dated 6 July 2005 issued by the Company (the "**Circular**") to its shareholders (the "**Shareholders**"), of which this letter forms part. This letter contains our advice to the Independent Board Committee and the Independent Shareholders as to whether or not the terms of the Share Transfer Agreements are fair and reasonable and the Share Transfer Agreements are in the interests of the Company and the Shareholders as a whole. Unless the context otherwise requires, terms used in this letter shall have the same meanings as those defined in the Circular.

In formulating our opinions and recommendations, we have relied on the statements, information, opinions, reports, valuations and representations, if any, which have been provided to us by the Directors. We have assumed that all statements, information, opinions, reports, valuations and representations contained or referred to in the Circular were true, complete and accurate in all material respects at the time they were made and given and continue to be so in all material respects on the despatch date of the Circular. We have also assumed that all statements of beliefs, opinions, assumptions and intentions made by the Directors in the Circular were made reasonably after due and careful enquiry and were based on honestly-held opinions. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and we have been advised by the Directors that no material facts have been omitted from the information and representations provided.

We consider that we have been provided with sufficient information to enable us to reach an independent view to justify our reliance on the accuracy of the information and representations provided and to provide a reasonable basis for our recommendations. We have no reason to suspect that any relevant information or reports have been withheld, nor are we aware of any facts or circumstances which would render the information provided and the representations made to us to be untrue, inaccurate, or misleading. We have not, however, carried out any independent verification of the information provided to us by the Directors, nor have we conducted any independent investigation into the businesses, affairs and prospects of the Group.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion regarding the terms of the Share Transfer Agreements, we have considered the following principal factors and reasons:

1. Background information

Background of the Group

The Group is principally engaged in the generation and sale of electricity and heat. All the electricity generated is supplied to the provincial grid companies where the power plants are located and the plants of the Group are located in Shandong Province, Sichuan Province, Ningxia Province and Anhui Province, respectively.

According to the annual report of the Company for the year ended 31 December 2004, there were a total of 12 power plants controlled or invested and wholly owned by the Group, and the details of such power plants are as follows:

Power Plants	Installed capacity (MW)	Equity interest of the Group	Effective interested capacity (MW)
Zouxian Plant	2,540.0	100.0%	2540.0
Shiliquan Plant	1,285.0	100.0%	1285.0
Laicheng Plant	1,200.0	100.0%	1200.0
Weifang Plant	660.0	30.0%	198.0
Huadian Qingdao Power Company Limited	660.0	55.0%	363.0
Huadian Zibo Power Company Limited	467.0	100.0%	467.0
Huadian Zhangqiu Power Company Limited	290.0	70.0%	203.0
Huadian Tengzhou Xinyuan Power Company Limited	333.0	54.5%	181.5
Sichuan Guangan Power Generation Company Limited	1,200.0	80.0%	960.0
Total capacity managed by the Group	**8,635.0**		
Plants not managed, but interested by the Group			
Ningxia Yinglite Zhongning Power Company Limited	0.0	50.0%	0.0
Ningxia Power Generation Company (Group) Limited	60.0	31.1%	18.7
Anhui Chizhou Jiuhua Power Generation Company Limited	0.0	40.0%	0.0
Total effective interested capacity			**7,416.2**

According to the annual report of the Company for the year ended 31 December 2004, the total capacity managed by the Group in Shandong Province as at the end of 2004 amounted to 7,435MW, representing approximately 22.6% of the total installed capacity of Shandong Province.

We noted from the annual report of the Company for the year ended 31 December 2004 that profit attributable to Shareholders during the year amounted to approximately RMB1,045.7 million.

Background of the Suzhou Company

安徽華電宿州發電有限公司 (Anhui Huadian Suzhou Power Generation Company Limited*) (the "**Suzhou Company**") is a company established in the PRC in September 2003.

As at the date hereof, the Suzhou Company has a paid-up registered capital of RMB55 million. The Suzhou Company is currently owned as to 97% by China Huadian with the remaining 3% by a third party which and whose ultimate beneficial owner(s), to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, are independent of the Group and connected persons of the Company.

The generating units of the Suzhou Company, as at the Latest Practicable Date, are still under construction and have not commenced operation. The Suzhou Company has therefore not generated any profit or loss, and no income statement has been prepared. The total investment for the two currently-planned 600MW power generating units is expected to be approximately RMB5,000 million, and such power generating units are expected to commence operation in 2007.

An independent valuation of the net assets of the Suzhou Company as at 31 March 2005 was prepared by 中宇資產評估有限責任公司, a PRC qualified valuer which and whose ultimate beneficial owner(s), to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, are third parties independent of the Group and connected persons of the Company. According to such valuation, which was made by way of cost replacement method, the total asset value and net asset value attributable to 97% equity interest in the Suzhou Company as at 31 March 2005 were approximately RMB366.2 million and RMB78.8 million, respectively.

Background of the Xinxiang Company

華電新鄉發電有限公司 (Huadian Xinxiang Power Generation Company Limited*) (the "**Xinxiang Company**") is a company established in the PRC in August 2003.

As at the date hereof, the Xinxiang Company has a paid-up registered capital of RMB69 million. The Xinxiang Company is currently owned as to 90% by China Huadian with the remaining 10% held by a third party which and whose ultimate beneficial owner(s), to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, are independent of the Group and connected persons of the Company.

The generating units of the Xinxiang Company, as at the Latest Practicable Date, are still under construction and have not commenced operation. The Xinxiang Company has therefore not generated any profit or loss, and no income statement has been prepared. The total investment in relation to its power generating units (comprising, as currently planned, two 660MW generating units and two 300MW heat and electricity generating units) is expected to be RMB4,550 million, and the two 660MW power generating units and the two 300MW power generating units are expected to commence operation in 2006 and 2007, respectively.

An independent valuation of the net assets of the Xinxiang Company as at 31 March 2005 was prepared by 中發國際資產評估有限公司, a PRC qualified valuer which and whose ultimate beneficial owner(s), to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, are third parties independent of the Group and connected persons of the Company. According to such valuation which was made by way of cost replacement method, the total asset value and net asset value attributable to 90% equity interest in Xinxiang Company as at 31 March 2005 were approximately RMB486.4 million and RMB94.8 million, respectively.

2. Background and particulars of the Share Transfer Agreements

Share Transfer Agreements

On 14 June 2005, China Huadian (the Company's controlling shareholder), as transferor, and the Company, as transferee, entered into the Suzhou Company Share Transfer Agreement, pursuant to which, the Company agreed to buy and China Huadian agreed to sell 97% equity interest in the Suzhou Company.

The consideration for the acquisition is RMB74.9 million, which is expected to be funded through the Company's internal resources.

Upon completion in accordance with the Suzhou Company Share Transfer Agreement, the Suzhou Company will become a subsidiary of the Company.

On 14 June 2005, China Huadian (the Company's controlling shareholder), as transferor, and the Company, as transferee, entered into the Xinxiang Company Share Transfer Agreement, pursuant to which, the Company agreed to buy and China Huadian agreed to sell 90% equity interest in the Xinxiang Company.

The consideration for the acquisition is RMB90.1 million, which is expected to be funded through the Company's internal resources.

Upon completion in accordance with the Xinxiang Company Share Transfer Agreement, the Xinxiang Company will become a subsidiary of the Company.

3. Reasons for the Share Transfer Agreements

In view of the favorable market condition of strong power demand due to rapid and stable economic development in the PRC, the Directors are confident in the prospects of the PRC power sector.

Power consumption in the PRC has been growing rapidly in recent years. According to the PRC Bureau of Statistics, from 1999 to 2003, power consumption in the PRC grew at a compound annual growth rate of 11.2%, outpacing China's GDP compound annual growth rate of 9.3% over the same period. Growth in power consumption demonstrated the steady economic growth driven by industrialisation and improved living standards in the PRC.

According to the Development Research Center of the State Council of the PRC, a comprehensive policy research and consulting institution directly under the State Council of the PRC, the demand for electricity for the second half of 2005 will grow in a relatively steady pace compared with the same period in 2003 and 2004. The Development Research Center of the State Council of the PRC expects the growth in demand for electricity for 2005 will be approximately 12.3%, which is approximately 2.5% lower than the growth in demand for electricity in 2004. The growth in demand for electricity, however, is still higher than the expected GDP growth of the PRC for 2005, which is expected to be approximately 8%.

Based on the above, we are of the view that the demand for power in the PRC is expected to be relatively high and growing.

The Group is primarily engaged in the construction and operation of power plants and other business related to power generation. It is the Group's strategy to actively and steadily expand its asset scale through acquisition of assets from the parent company and selection of suitable opportunities to acquire assets outside the parent company as prospective competition is expected to be stimulated in the power generation sector under the power reform in the PRC. It is the opinion of the Directors that it will be essential for the Group to increase its market share in order to maintain its competitive position.

We noted that on 9 May 2003 and 29 June 2004, the Company had entered into share transfer agreements with China Huadian to acquire 80% equity interest in Sichuan Guangan Power Generation Company Limited and 40% equity interest in Anhui Chizhou Jiuhua Power Generation Company Limited, respectively, to enlarge the Group's operational scale and market share in the PRC.

The Directors believe that the acquisitions from China Huadian of the 97% equity interest in the Suzhou Company under the Suzhou Company Share Transfer Agreement and the 90% equity interest in the Xinxiang Company under the Xinxiang Company Share Transfer Agreement signify the continuing expansion of the Company's business in provinces outside of Shandong Province in line with the Company's strategic pursuit to develop as a national electricity-generating company in the PRC. The transactions also reflect the support that China Huadian, as the Company's controlling shareholder, has been demonstrating in favour of such strategy. In addition, the acquisitions will extend the operational scale and market share of the Group in the PRC upon completion and is conducive to enhancing the competitiveness of the Group and increasing its shareholders' return.

The acquisitions under the Share Transfer Agreements are expected to expand the operational scale and regional scope of the Group and further strengthen the position of the Group as one of the largest power generation companies in the PRC. Upon completion of the transactions and the construction of the relevant power generating units, based on the currently planned two 600MW generating units of the Suzhou Company and the currently planned two 660MW generating units and two 300MW heat and electricity generating units of the Xinxiang Company, the total capacity managed by the Group will, as currently anticipated, be increased by approximately 3,120MW, or approximately 36.1% over the current total capacity managed by the Group.

The Directors also believe the acquisitions under the Share Transfer Agreements will enable the Company to tap the growing potential of the power industry in Anhui Province and Henan Province, which recorded a 14.2% increase and a 13.7% increase, respectively, in electricity consumption from 2002 to 2003, and to enhance its market share in provinces other than Shandong Province. The acquisitions will further strengthen the market position of the Group in the eastern region of the PRC, which is undergoing rapid economic growth with strong demand for power. The Directors expect the fast growing electricity demand in Anhui Province and Henan Province combined with limited capacity expected in 2004 and 2005 will bring a favorable economic return to the Suzhou Company and the Xinxiang Company in the next few years. By acquiring interests in power plants outside the Shandong Province, the Directors believe the Company will be able to achieve geographical diversification that is expected to mitigate the operational risks associated with concentrating on a relatively smaller market.

As the nationwide power consumption in the PRC will continue to rise in the future, the Directors are of the view that the Share Transfer Agreements will provide the Company the opportunity to invest in a sector with strong growth potential.

According to the selection criteria outlined under the paragraphs headed "Comparable listed company transactions", we noted that Huaneng Power International, INC., China Power International Development Limited, China Resources Power Holdings Company Limited and the Company, which are Stock Exchange listed companies participating in the PRC power generation sector, had acquired or agreed to acquire power generating facilities from connected persons in the PRC from November 2002 to June 2005.

We have discussed with the Directors regarding the above and based on our research on the power demand and supply in the PRC, we are of the view that the Share Transfer Agreements provide an opportunity for the Group to diversify its business outside of the Shandong Province in the PRC, which can mitigate the Group's risks of reliance on its operations in Shandong Province, and at the same time capture the earning potential of other fast-developing provinces.

4. Consideration of the Share Transfer Agreements

According to the Directors, the considerations of the Share Transfer Agreements, which will be satisfied by the internal resources of the Group, was determined with reference to, among other matters, the asset valuations of the net assets and taking into account of various factors such as the market environments, the technical conditions, the earning potential and ability to generate cash flow, and future development potential of the Suzhou Company and the Xinxiang Company as at 31 March 2005.

Valuation of the Suzhou Company

The valuation of the Suzhou Company was done on a market value basis applying the cost replacement method. The replacement costs of different items were first determined and then added together to arrive at the total value of the Suzhou Company. The main categories of the valuation were current assets, facilities and automobiles, work in progress, construction materials and indebtedness.

As at 31 March 2005, the adjusted book value of the Suzhou Company was RMB55 million and the net asset value of the Suzhou Company according to the valuation report was approximately RMB81.3 million, representing an appreciation of approximately RMB26.3 million (or approximately 47.8%). As at 31 March 2005, the audited net asset value of the Suzhou Company was approximately RMB55 million.

The difference between the adjusted book value of the Suzhou Company and the net asset value according to the valuation report was largely due to the appreciation of the construction materials of approximately RMB26.2 million. The consideration under the Suzhou Company Share Transfer Agreement of RMB74.9 million represents a discount of approximately RMB3.9 million (or approximately 5%) from the net asset value attributable to the 97% equity interest in the Suzhou Company of approximately RMB78.8 million according to the valuation report.

Valuation of the Xinxiang Company

The valuation of the Xinxiang Company was done on a market value basis applying the cost replacement method. The replacement costs of different items were determined and then added together to arrive at the total value of the Xinxiang Company. The main categories of the valuation were current assets, facilities, work in progress, construction materials, deferred assets and indebtedness.

As at 31 March 2005, the adjusted book value of the Xinxiang Company was RMB69.1 million and the net asset value of the Xinxiang Company according to the valuation report was approximately RMB105.4 million, representing an appreciation of approximately RMB36.2 million (or approximately 52.4 %). As at 31 March 2005, the audited net asset value of the Xinxiang Company was approximately RMB69 million.

The difference between the adjusted book value of the Xinxiang Company and the net asset value according to the valuation report was largely due to the appreciation of the construction materials of approximately RMB33.4 million. The consideration under the Xinxiang Company Share Transfer Agreement of RMB90.1 million represents a discount of approximately RMB4.7 million (or approximately 5%) from the net asset value attributable to the 90% equity interest in the Xinxiang Company of approximately RMB94.8 million according to the valuation report.

Comparable listed company transactions

According to the Directors, the Share Transfer Agreements were entered into after arm's length negotiation between the Company and China Huadian, in the ordinary and usual course of business of the Group based on normal commercial terms. In formulating our opinion, we have analysed and considered acquisitions of power plants or power plant holding companies in the power generation sector in the PRC which were of similar nature to the Share Transfer Agreements.

Pursuant to the information available on the Stock Exchange website regarding the period from November 2002 to June 2005, the comparable acquisitions were selected based on the type of the principal assets involved in the acquisitions, the connected relationships between the vendors and the acquirers and the availability of their financial information to the general public.

According to the announcements and the circulars in relation to the similar transactions of the PRC related power generation companies, we also noted that the considerations of the abovementioned acquisitions were determined based on, among other matters, the valuation reports prepared by qualified PRC valuers.

Based on the above selection criteria, we set out in the following table the relevant considerations, the respective effective net book values as per the audited accounts and the net asset values as per the relevant valuation reports (the "NAV") comparison of the selected transactions of Hong Kong listed companies participating in the PRC power generation sector. We selected the effective net book values as per the audited accounts as one of the parameters of the comparison because such figures represent the carrying costs of the relevant assets. We also selected the NAV as one of the parameters of the comparison because NAV, among other matters, is one of the main factors that companies take into concern when determining the considerations of the related acquisitions and represents the current market values to the assets of the relevant transactions. The Independent Shareholders should, however, note that the comparable acquisitions are not identical to the transactions contemplated under the Share Transfer Agreements and that the selection of these comparable acquisitions is for information purposes only.

Other than the respective net book value, as per the audited accounts, and the NAV comparison, earning rations were applied as parameters to justify the fairness of some of the relevant acquisitions; however, as no income has been generated by the Suzhou Company and the Xinxiang Company, such earning ratio parameters were not applicable to the Share Transfer Agreements. Set out below is a table showing the ratios of considerations to net book values and considerations to NAV among the comparable transactions and the Share Transfer Agreements.

Company Name	Acquisition	Consideration *(RMB million)*	Effective net book value *(RMB million)* *(Note)*	Effective NAV *(RMB million)* *(Note)*	Consideration to net book value *(RMB million)*	Consideration to NAV *(RMB million)*
Huaneng Power International, INC.	Registered capital of Shanghai Shidongkou First Power Plant and Jiangsu Taicang Power Plant	415.0	163.8	413.0	253.4%	100.5%
Huaneng Power International, INC.	Registered capital of Qinbei Power Plant, Yushe Power Plant and the entire assets and liabilities of Xindian Power Plant	550.0	165.4	541.4	332.5%	101.6%
Huaneng Power International, INC.	Registered capital of Hanfeng Power Plant, Jinggangshan Power Plant, Yueyang Power Plant, Luohuang Power Plant and the entire assets and liabilities in Yingkou Power Plant	4513.0	2643.8	4228.0	170.7%	106.7%
Huaneng Power International, INC.	Registered capital of Sichuan Hydro Power and Pingliang Power Plant	2025.0	1240.2	2003.8	163.3%	101.1%
China Power International Development Limited	entire issued share capital of Tianze Development Limited	560.0	414.7	502.0	135.0%	111.6%
China Resources Power Holdings Company Limited	Equity interest in Hengshui Hengxing Power Generation Co., Ltd.	65.0	65.0	N/A	100.0%	N/A
The Company	Equity interest in Sichuan Guangan Power Generation Company Limited	475.5	477.5	594.4	99.6%	80.0%
The Company	Equity interest in Anhui Chizhou Jiuhua Power Generation Company Limited	79.7	N/A	77.1	N/A	103.4%
Average					**179.2%**	**100.7%**
The Company	**Equity interest in the Suzhou Company**	**74.9**	**55.0**	**78.8**	**136.2%**	**95.0%**
The Company	**Equity interest in the Xinxiang Company**	**90.1**	**69.0**	**94.8**	**130.6%**	**95.0%**

Sources: *Announcements and circulars of the respective companies.*

Note: the effective net book values and the effective NAV have taken into account the relating equity interests of the relevant assets of such acquisitions.

Our review of the considerations, net book values, as to the audited accounts, and NAV of the abovementioned transactions indicates that the ratios of considerations to net book values and considerations to NAV for the Share Transfer Agreements are within the respective range of the precedent transactions. We have also noticed that the considerations for the Share Transfer Agreements represent an approximately 5% discount to the net asset values, as per the valuation reports, of the 97% equity interest in the Suzhou Company and of the 90% equity interest in the Xinxiang Company. Based on the above basis, we are of the opinion that the considerations of the Share Transfer Agreements are fair and reasonable so far as the Independent Shareholders are concerned.

5. Potential financial effects of the Share Transfer Agreements

This section sets out various analyses on the potential financial effects of the Share Transfer Agreements, which were prepared based on the audited financial statements of the Group for the year ended 31 December 2004 and the balance sheets of the Suzhou Company and the Xinxiang Company as at 31 March 2005 prepared based on the PRC accounting standards. Upon completion in accordance with the Share Transfer Agreements, the Suzhou Company and the Xinxiang Company will become subsidiaries of the Company, and accordingly their results will be consolidated into the financial statements of the Group. It should be noted that the financial effects of the Share Transfer Agreements on the Group shown in this section are for illustrative purpose only.

(i) Profit and loss account

Based on the audited financial statements of the Group for the year ended 31 December 2004, the Group recorded a profit attributable to shareholders of approximately RMB1,045.7 million. As the two currently-planned 600MW power generating units of the Suzhou Company will not commence operation until 2007 while the two currently-planned 660MW power generating units and the two currently-planned 300MW heat and electricity generating units of the Xinxiang Company will not commence operation until 2006 and 2007, respectively, the Share Transfer Agreements will have no material effect on the profit and loss accounts of the Group until the commencement of the operations of the said generating units.

(ii) Net asset value

As at 31 December 2004, the audited net asset value less minority interests of the Group amounted to RMB9,873.6 million. The Company will settle the costs of the Share Transfer Agreements using internal resources while the financial statements of the Suzhou Company and the Xinxiang Company will be consolidated into the consolidated balance sheet of the Group and the difference between the considerations and the net asset values, as per the valuation reports, of the Suzhou Company and the Xinxiang Company will be recorded as negative goodwill in the Group's accounts, the acquisitions of the Suzhou Company and the Xinxiang Company will not have any material impact on the net asset value of the Group.

(iii) Working capital

As stated in the Company's annual report for the year ended 31 December 2004, the Group had cash and cash equivalents of RMB1,260.1 million. As advised by the Directors, the Company will satisfy the considerations of the Share Transfer Agreements by internal resources. We noted that the Group's cash and cash equivalents are in excess to satisfy the considerations of the Share Transfer Agreements.

(iv) Net gearing

As the considerations of the Share Transfer Agreements, which total to approximately RMB165 million, will be satisfied by internal resources of the Group, the Share Transfer Agreements will have no material impact on the Group's gearing ratio.

RECOMMENDATION

Taking into account

(i) the expected growing demand for electricity in the PRC;

(ii) the anticipated growth potential of the Suzhou Company and the Xinxiang Company;

(iii) the discount of the considerations to the net asset values, as per the valuation reports, of the Suzhou Company and the Xinxiang Company; and

(iv) the above principal factors and reasons,

we consider that the acquisitions and transactions contemplated under the Share Transfer Agreements, and the terms thereof, are fair and reasonable so far as the Independent Shareholders are concerned and that the transactions contemplated under the Share Transfer Agreements are in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the separate ordinary resolution to be proposed at the EGM to approve the Share Transfer Agreements and all transactions contemplated under the Share Transfer Agreements thereunder.

Yours faithfully,
For and on behalf of
Goldbond Capital (Asia) Limited
Stacey Wong
Head of Corporate Finance

* *for identification only*

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management

As at the Latest Practicable Date, none of the Directors, the Company's supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO) or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in appendix 10 to the Listing Rules.

Each of He Gong, Chen Feihu, Chu Chongli, Wang Yingli, Peng Xingyu and Zhang Bingju (Directors) and Feng Lanshui and Li Changxu (supervisors of the Company) was as at the Latest Practicable Date a director or employee of China Huadian or Shandong International Trust and Investment Corporation, each of which, as disclosed below, was a company having, as at the Latest Practicable Date, an interest in the Company's shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Substantial shareholders

Interests in the Company

So far as is known to the Directors, as at the Latest Practicable Date, each of the following persons, other than a Director, supervisor, chief executive or member of the Company's senior management, had an interest and/or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise interested in 5% or more of any class of the then issued share capital of the Company:

			Interest As at the Latest Practicable Date			
Name of shareholder	Nature of shares held	Number of shares held	Approximate percentage of shareholding in the Company's total issued share capital	Approximate percentage of shareholding in the Company's total issued domestic shares	Approximate percentage of shareholding in the Company's total issued H shares	Short position
China Huadian	Domestic shares	3,011,075,430	50.01%	65.60%	—	—
Shandong International Trust and Investment Corporation	Domestic shares	903,443,970	15.00%	19.68%	—	—
HKSCC Nominees Limited (Notes)	H shares	1,420,381,900	23.59%	—	99.26%	See Note 4

Notes:

Based on the information available to and obtained by the Directors as at the Latest Practicable Date and so far as they are aware and understand, as at the Latest Practicable Date:

1. Among the 1,420,381,900 H shares held by HKSCC Nominees Limited, UBS AG had, in the capacity as beneficial owner and through controlled corporations, an interest in an aggregate of 175,045,900 H shares of the Company (representing approximately 12.23% of the then total issued H shares). Based on the information available to the Directors and so far as they understand, information in relation to interests in the Company of corporations controlled by UBS AG was as follows:

    (a) 6,757,000 H shares (representing approximately 0.472% of the Company's then total issued H shares) were held by UBS Fund Services (Luxembourg) SA, which in turn was 100% controlled by UBS AG;

    (b) 7,350,000 H shares (representing approximately 0.514% of the Company's then total issued H shares) were held by UBS Global Asset Management (Americas) Inc, which in turn was 100% controlled by UBS AG;

    (c) 1,500,000 H shares (representing approximately 0.105% of the Company's then total issued H shares) were held by UBS Global Asset Management (Hong Kong) Limited, which in turn was 100% controlled by UBS AG;

(d) 9,180,000 H shares (representing approximately 0.641% of the Company's then total issued H shares) were held by UBS Global Asset Management (Japan) Ltd, which in turn was 100% controlled by UBS AG;

(e) 78,160,000 H shares (representing approximately 5.462% of the Company's then total issued H shares) were held by UBS Global Asset Management (Singapore) Limited, which in turn was 100% controlled by UBS AG;

(f) 614,000 H shares (representing approximately 0.043% of the Company's then total issued H shares) were held by UBS Global Asset Management Trust Company, which in turn was 100% controlled by UBS AG;

(g) 35,070,000 H shares (representing approximately 2.451% of the Company's then total issued H shares) were held by UBS Global Asset Management (UK) Inc, which in turn was 100% controlled by UBS AG.

2. Among the 1,420,381,900 H shares held by HKSCC Nominees Limited, J.P. Morgan Chase & Co. had an interest in an aggregate of 158,681,400 H shares of the Company (representing approximately 11.09% of the then total issued H shares). Out of such 158,681,400 H shares, J.P. Morgan Chase & Co. had an interest in a lending pool comprising 156,626,400 H shares (representing approximately 10.95% of the then total issued H shares). Based on the information available to the Directors and so far as they understand, J.P. Morgan Chase & Co. was, as at the Latest Practicable Date, interested in the aforesaid 158,681,400 H shares of the Company in the manner as follows:

(a) 156,626,400 H shares (representing approximately 10.945% of the Company's then total issued H shares) were held in the capacity as custodian corporation/approved lending agent (in the lending pool) by JPMorgan Chase Bank, N.A., which in turn was apparently 100% controlled by J.P. Morgan Chase & Co.;

(b) 2,055,000 H shares (representing approximately 0.144% of the Company's then total issued H shares) were held in the capacity as beneficial owner by J.P. Morgan Whitefriars Inc., which in turn was apparently ultimately 100% controlled by J.P. Morgan Chase & Co.

3. Among the 1,420,381,900 H shares held by HKSCC Nominees Limited, Templeton Asset Management Limited had a direct interest in the capacity of investment manager in an aggregate of 124,576,000 H shares of the Company (representing approximately 8.71% of the then total issued H shares).

4. Among the 1,420,381,900 H shares held by HKSCC Nominees Limited, Morgan Stanley had, through controlled corporations, an interest in an aggregate of 103,472,897 H shares of the Company (representing approximately 7.23% of its then total issued H shares). Based on the information available to the Directors and so far as they understand, as at the Latest Practicable Date, information in relation to interests in the Company of corporations controlled by Morgan Stanley was as follows:

(a) 78,599,000 H shares (representing approximately 5.492% of the Company's then total issued H shares) were apparently held by Morgan Stanley Investment Management Company. Morgan Stanley Investment Management Company was ultimately 100% controlled by Morgan Stanley Asia Pacific (Holdings) Limited, which in turn was 90% controlled by Morgan Stanley International Incorporated, and Morgan Stanley International Incorporated was 90% controlled by Morgan Stanley;

(b) 4,582,000 H shares (representing approximately 0.320% of the Company's then total issued H shares) were apparently held by MSDW Equity Finance Services I (Cayman) Limited, which was in turn ultimately 100% controlled by Morgan Stanley;

(c) 3,193,000 H shares (representing approximately 0.223% of the Company's then total issued H shares) were apparently held by Morgan Stanley Asset & Investment Trust Management Co., Limited, which was 100% controlled by Morgan Stanley International Incorporated, and Morgan Stanley International Incorporated was 90% controlled by Morgan Stanley;

(d) 16,241,595 H shares (representing approximately 1.135% of the Company's then total issued H shares) were apparently held by Morgan Stanley & Co International Limited. Morgan Stanley & Co International Limited was ultimately 100% controlled by Morgan Stanley Group (Europe). Morgan Stanley Group (Europe) was approximately 98.30% controlled by Morgan Stanley International Limited, which in turn was 100% controlled by Morgan Stanley International Incorporated, and Morgan Stanley International Incorporated was 90% controlled by Morgan Stanley;

(e) 808,343 H shares (representing approximately 0.056% of the Company's then total issued H shares) were apparently held by Morgan Stanley & Co. Incorporated, which in turn was 100% controlled by Morgan Stanley;

(f) 48,960 H shares (representing approximately 0.003% of the Company's then total issued H shares) were apparently held by Morgan Stanley Capital Services Inc., which in turn was 100% controlled by Morgan Stanley.

Based on the information available to the Directors and so far as they understand, as at the Latest Practicable Date, Morgan Stanley also had, through controlled corporations, a short position in 20,665,952 H shares of the Company (representing approximately 1.44% of its then total issued H shares), which was held as to 4,582,000 H shares by MSDW Equity Finance Services I (Cayman) Limited, 15,943,952 H shares by Morgan Stanley & Co International Limited and 140,000 H shares by Morgan Stanley & Co. Incorporated.

5. Among the 1,420,381,900 H shares held by HKSCC Nominees Limited, Alliance Capital Management L.P. had, through controlled corporations, an interest in an aggregate of 97,824,000 H shares of the Company (representing approximately 6.84% of the then total issued H shares). Based on the information available to the Directors and so far as they understand, information in relation to interests in the Company of corporations controlled by Alliance Capital Management L.P. was as follows:

(a) 450,000 H shares (representing approximately 0.03% of the Company's then total issued H shares) were held by Alliance Capital Ltd, and Alliance Capital Ltd was 100% controlled by Alliance Capital Management Corporation of Delaware, which in turn was 100% controlled by Alliance Capital Management L.P.;

(b) 2,854,000 H shares (representing approximately 0.20% of the Company's then total issued H shares) were held by Alliance Capital Management Australia Limited, and Alliance Capital Management Australia Limited was 50% controlled by Alliance Capital Management Corporation of Delaware, which in turn was 100% controlled by Alliance Capital Management L.P.

Interests in other members of the Group

So far as is known to the Directors, as at the Latest Practicable Date, each of the following persons, other than the Company or any of its directors, supervisors, chief executives and members of the senior management, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the relevant subsidiary of the Company:

Subsidiary	Name of relevant substantial shareholder	Approximate percentage of shareholding
華電章丘發電有限公司 (Huadian Zhangqiu Power Company Limited*)	章丘市供電公司 (Zhangqiu Power Supply Company*)	15%
	濟南魯源電力工程有限公司 (Jinan Luyuan Power Engineering Company Ltd.*)	10%
華電滕州新源熱電有限公司 (Huadian Tengzhou Xinyuan Power Company Limited*)	棗莊魯能力源電力集團有限公司 (Zaozhuang Luneng Liyuan Power Company Ltd.*)	31.603%
	山東省滕州市建設投資公司 (Shandong Tengzhou Construction Investment Company*)	10%
華電青島發電有限公司 (Huadian Qingdao Power Company Limited*)	青島國信實業公司 (Qingdao Guoxin Industry Company*)	45%
四川廣安發電有限責任公司 (Sichuan Guangan Power Generation Company Limited*)	四川巴蜀電力開發公司 (Sichuan Bashu Power Development Company*)	20%
華電青島熱力有限公司 (Huadian Qingdao Heat Company Limited*)	青島熱電集團有限公司 (Qingdao Thermoelectricity Company Ltd.*)	35%
	青島魯青實業集團有限公司 (Qingdao Luqing Industry Company Ltd.*)	10%
鄒城魯南電力技術開發有限公司 (Zoucheng Lunan Electric Power Technology Development Company Limited*)	山東魯源電力資源開發集團有限公司 (Shandong Luyuan Power Resource Development Company Ltd.*)	10%
棗莊十里泉電力實業有限公司 (Zaozhuang Shiliquan Electric Power Industry Company Limited*)	十里泉電力職工技術協會 (Shiliquan Plant Employee Technology Association*)	10%

華電國際山東物資有限公司 (Huadian International Shandong Materials Company Limited*)	鄒城魯南電力技術開發有限公司 (Zoucheng Lunan Electric Power Technology Development Company Limited*)	30%
	棗莊十里泉電力實業有限公司 (Zaozhuang Shiliquan Electric Power Industry Company Limited*)	30%
華電國際山東項目管理有限公司 (Huadian International Shandong Project Management Company Limited*)	鄒城魯南電力技術開發有限公司 (Zoucheng Lunan Electric Power Technology Development Company Limited*)	30%
	棗莊十里泉電力實業有限公司 (Zaozhuang Shiliquan Electric Power Industry Company Limited*)	30%

* *for identification only*

Save as disclosed above and so far as is known to the Directors, as at the Latest Practicable Date, no other person (other than the Directors, the Company's supervisors, chief executives or members of senior management of the Company) had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

EXPERT STATEMENTS

Goldbond Capital has given and has not withdrawn its written consent to the issue of this circular with its letter of advice included in the form and context in which it appears.

As at the Latest Practicable Date, Goldbond Capital did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, and did not have any interest in any assets which have been, since 31st December, 2004 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Enlarged Group, or are proposed to be acquired or disposed of by or leased to any member of the Enlarged Group.

NO MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December, 2004, being the date to which the latest published audited accounts of the Company were made up.

MISCELLANEOUS

Service contracts

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any existing or proposed service contract with any member of the Enlarged Group (excluding contracts expiring or terminable by the employer within a year without payment of any compensation (other than statutory compensation)).

Competing interests

As at the Latest Practicable Date, save as disclosed, none of the Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group's business) which competes or is likely to compete either directly or indirectly with the Group's business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

Interests in the Group's assets or contracts or arrangements significant to the Group

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which have been, since 31st December, 2004 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Enlarged Group, or are proposed to be acquired or disposed of by or leased to any member of the Enlarged Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the date of this circular, which is significant in relation to the business of the Enlarged Group.

DOCUMENTS FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the Company's principal place of business in Hong Kong at 8th Floor, Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong for a period of 14 days (excluding Saturdays and public holidays) from the date of this circular:

(i) the Share Transfer Agreements;

(ii) the letter dated 6th July, 2005 from the Independent Board Committee to the Independent Shareholders, the text of which is set out on pages 11 to 12 of this circular;

(iii) the letter of advice dated 6th July, 2005 from Goldbond Capital to the Independent Board Committee and the Independent Shareholders, the text of which is set out on pages 13 to 22 of this circular; and

(iv) the written consent given by Goldbond Capital as referred to in the paragraph headed "Expert statements" in this appendix.



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "**EGM**") of 華電國際電力股份有限公司 (Huadian Power International Corporation Limited*) (the "**Company**") will be held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the People's Republic of China (the "**PRC**") (中國北京市宣武區菜園街1號北京中環假日酒店) at 10:00 a.m. on Wednesday, 24th August, 2005 for the purpose of considering the following matters:

ORDINARY RESOLUTIONS

1. To consider, approve, confirm and ratify a conditional acquisition agreement dated 14th June, 2005 (the "**Suzhou Company Share Transfer Agreement**"), a copy of which will be produced to the EGM marked "**A**" and initialed by the Chairman of the EGM for the purpose of identification, entered into between the Company and 中國華電集團公司 (China Huadian Corporation*) ("**China Huadian**") in connection with the proposed acquisition by the Company from China Huadian of its 97% equity interest in 安徽華電宿州發電有限公司 (Anhui Huadian Suzhou Power Generation Company Limited*) and all transactions thereunder, details of which are set out in the announcement dated 14th June, 2005 issued by the Company and its circular dated 6th July, 2005; and to authorise any director of the Company to sign all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions contemplated under the Suzhou Company Share Transfer Agreement or any matter incidental thereto. *(Note 1)*

2. To consider, approve, confirm and ratify a conditional acquisition agreement dated 14th June, 2005 (the "**Xinxiang Company Share Transfer Agreement**"), a copy of which will be produced to the EGM marked "**B**" and initialed by the Chairman of the EGM for the purpose of identification, entered into between the Company and China Huadian in connection with the proposed acquisition by the Company from China Huadian of its 90% equity interest in 華電新鄉發電有限公司 (Huadian Xinxiang Power Generation Company Limited*) and all transactions thereunder, details of which are set out in the announcement dated 14th June, 2005 issued by the Company and its circular dated 6th July, 2005; and to authorise any director of the Company to sign all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions contemplated under the Xinxiang Company Share Transfer Agreement or any matter incidental thereto. *(Note 1)*

3. To consider and approve other necessary mattes, if any.

By order of the board of directors of
Huadian Power International Corporation Limited
Zhou Lianqing
Company Secretary

The Company's directors, as at the date hereof, are:

HE Gong	*(Chairman)*
CHEN Feihu	*(Vice Chairman)*
ZHU Chongli	*(Vice Chairman)*
CHEN Jianhua	*(Executive Director)*
TIAN Peiting	*(Executive Director)*
WANG Yingli	*(Non-executive Director)*
ZHANG Bingju	*(Non-executive Director)*
PENG Xingyu	*(Non-executive Director)*
DING Huiping	*(Independent non-executive Director)*
ZHAO Jinghua	*(Independent non-executive Director)*
WANG Chuanshun	*(Independent non-executive Director)*
HU Yuanmu	*(Independent non-executive Director)*

Shandong, the PRC
6th July, 2005

Notes:

1. **Proposed acquisitions**

As mentioned in the announcement dated 14th June, 2005 issued by the Company, the Company entered into the Suzhou Company Share Transfer Agreement with China Huadian on that day in respect of the proposed acquisition from China Huadian of its 97% equity interest in 安徽華電宿州發電有限公司 (Anhui Huadian Suzhou Power Generation Company Limited*) for a consideration of RMB74.90 million (approximately HK$70.42 million). On the same day, the Company entered into the Xinxiang Company Share Transfer Agreement with China Huadian in respect of the proposed acquisition from China Huadian of its 90% equity interest in 華電新鄉發電有限公司 (Huadian Xinxiang Power Generation Company Limited*) for a consideration of RMB90.10 million (approximately HK$84.71 million). As China Huadian is the controlling shareholder, and hence a connected person, of the Company, each of the Suzhou Company Share Transfer Agreement and the Xinxiang Company Share Transfer Agreement (collectively, the "**Share Transfer Agreements**") and the transactions thereunder are connected transactions of the Company under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). The transactions under the Share Transfer Agreements, when aggregated pursuant to Rule 14A.25 of the Listing Rules, constitute connected transactions of the Company which, as required under Chapter 14A of the Listing Rules, are subject to approval by the Company's independent shareholders at the EGM. China Huadian and its associate(s), if any, will abstain from voting at the EGM on the relevant resolutions (i.e. ordinary resolutions numbered 1 and 2 set out above), which will be taken on a poll as required under the Listing Rules. Further information about the Share Transfer Agreements (including a letter from the Company's independent board committee and its recommendations to the independent shareholders and the opinion letter from Goldbond Capital (Asia) Limited, the independent financial adviser appointed by the Company as required under the Listing Rules) is set out in the Company's circular dated 6th July, 2005.

2. Eligibility of attending the EGM and book closure arrangements

Shareholders whose names appear on the register of members of the Company at the close of business on Friday, 22nd July, 2005 (the "**Registered Shareholders**") will be entitled to attend the EGM upon completion of the necessary registration procedures. The H share register of members of the Company will be closed from Monday, 25th July, 2005 to Tuesday, 23rd August, 2005, both days inclusive, during which period no transfer of the Company's H shares will be effected. Where applicable, shareholders of the Company's H shares intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's H share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by 4:00 p.m. on Friday, 22nd July, 2005.

3. Registration procedures for attending the EGM

(1) Registered Shareholders who intend to attend the EGM are required to deliver the completed and signed written reply slip with the Secretarial Office of the Company's board of directors on or before Wednesday, 3rd August, 2005. Please use the "Reply Slip for Attendance" or a duplicate copy thereof to reply. In addition to the requirements mentioned above, Registered Shareholders of H shares of the Company who intend to attend the EGM shall also deliver copies of their instruments of transfer and the relevant share certificates with the Secretarial Office of the Company's board of directors on or before Wednesday, 3rd August, 2005.

(2) Registered Shareholders may deliver the necessary registration documents to the Company in person, by post or by facsimile. Upon receipt of the above documents, the Company shall complete the registration procedures for attending the EGM, and shall issue copies or facsimile copies of admission cards for attending the EGM by post or by facsimile. Shareholders or their proxies may produce such copies of the admission cards at the time of attending the meeting in exchange for the original of the admission cards.

4. Proxies

(1) Any Registered Shareholder is entitled to appoint one or more proxies to attend and vote at the EGM on his behalf by completing the enclosed "Proxy Form For Use at the Extraordinary General Meeting" (the "**Proxy Form**") or by completing a duplicate copy thereof. A proxy need not be a shareholder of the Company. Should more than one proxy be appointed, such proxies shall only exercise their voting rights on a poll. The Proxy Form shall be signed by the Registered Shareholder or his attorney duly authorised in writing. If the Proxy Form is signed by the attorney of a Registered Shareholder, the power of attorney or other documents of authorisation authorising the attorney to appoint the proxy shall be notarised. If the attorney is a corporation, then the Proxy Form shall be executed under seal or shall be executed by its director or a duly authorised person.

(2) In respect of Registered Shareholders of the Company's domestic shares, the notarised power of attorney or other documents of authorisation and the completed Proxy Form shall be delivered to the Secretarial Office of the Company's board of directors not less than 24 hours before the time appointed for holding the EGM or any adjournment thereof. In respect of Registered Shareholders of H shares of the Company, the notarised power of attorney or other documents of authorisation and the completed Proxy Form shall be delivered to Hong Kong Registrars Limited not less than 24 hours before the time appointed for holding the EGM or any adjournment thereof.

5. **Procedure to otherwise demand a poll**

As mentioned in Note 1 above, China Huadian and its associate(s), if any, will abstain from voting at the EGM on ordinary resolutions numbered 1 and 2 set out above, which will be taken on a poll as required under the Listing Rules.

Pursuant to articles 75 to 77 of the Company's articles of association, at any general meeting of the Company, a resolution shall be decided on a show of hands unless otherwise provided for under applicable listing rules or other securities laws and regulations, or unless a poll is (before or after any vote by a show of hands) demanded by:

(i) the chairman of the meeting;

(ii) at least two shareholders, who possess the right to vote, present in person or by proxy; or

(iii) one or more shareholders (including proxies) representing, either calculated separately or in aggregate, 10% or more of all shares carrying the right to vote at the meeting.

A demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

6. **Miscellaneous**

(1) Each of the shareholders of the Company (or his proxy) shall exercise his voting rights according to the number of shares with voting rights represented by him and shall be entitled to one vote for each share held.

(2) The EGM is expected to take half a day. Shareholders attending the EGM shall be responsible for their own travel and accommodation expenses.

(3) The legal address of the Company and the details of the Secretarial Office of its board of directors are as follows:

No. 14, Jingsan Road
Jinan, Shandong Province
People's Republic of China
Telephone: 86531-8236-6222
Facsimile: 86531-8236-6090

(4) The address and contact details of Hong Kong Registrars Limited, the Company's H share registrar, are as follows:

Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Telephone: 852-2862-8628
Facsimile: 852-2865-0990 / 852-2529-6087

* *for identification only*

此乃要件　請即處理

閣下如對本通函任何方面**有任何疑問**或需採取行動，應諮詢合適的獨立顧問以獲得獨立的專業意見。

閣下如已將名下的華電國際電力股份有限公司的股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人，或經手買賣或轉讓的銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(在中華人民共和國註冊成立之中外合資股份有限公司)

(股票代號：1071)

關連交易

華電國際電力股份有限公司獨立董事委員會及獨立股東之獨立財務顧問



金榜融資(亞洲)有限公司

華電國際電力股份有限公司(「**本公司**」)董事會函件載於本通函第1頁至第10頁。本公司獨立董事委員會函件載於本通函第11頁至第12頁。作為獨立財務顧問的金榜融資(亞洲)有限公司，向本公司獨立董事委員會及獨立股東提供的意見函件載於本通函第13 頁至第22頁。

本公司的臨時股東大會(「**臨時股東大會**」)將於二零零五年八月二十四日(星期三)上午十時正在中國北京市宣武區菜園街1號北京中環假日酒店召開，召開臨時股東大會的通告載於本通函之最後部分。於二零零五年七月二十二日(星期五)營業時間結束時名列本公司H股股東名冊的股東，於完成必須的登記手續後將有權出席臨時股東大會。本公司的H股股東登記將於二零零五年七月二十五日(星期一)至二零零五年八月二十三日(星期二)(包括首尾兩天)暫停辦理，期間將不會辦理任何本公司的H股過戶登記手續。在適用情況下，本公司的H股股東如欲出席臨時股東大會，務請將彼等的有關過戶文件連同相關的股份證書不遲於二零零五年七月二十二日(星期五)下午四時正存置於本公司的H股股份過戶登記處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712至1716室，方為有效。倘閣下符合資格並有意出席臨時股東大會，務請閣下按印備的指示填妥本通函隨附的回執，並儘快及無論如何不遲於二零零五年八月三日(星期三)交回。倘閣下未能出席及／或於臨時股東大會上投票，亦務請閣下按印備的指示填妥本通函隨附的代理人委任表格，並儘快及無論如何不遲於臨時股東大會或其任何續會指定的召開時間二十四小時前交回。填妥並交回代理人委任表格後，閣下仍可親身出席臨時股東大會或其任何續會並於會上投票。

*　*僅供識別*

二零零五年七月六日

目 錄

頁次

釋義 ii

董事會函件 1

1. 緒言 1
2. 宿州公司股份轉讓協議 2
3. 新鄉公司股份轉讓協議 5
4. 上市規則的涵義 7
5. 推薦意見 8
6. 臨時股東大會 8
7. 其他資料 10

獨立董事委員會函件 11

金榜融資函件 13

附錄 — 一般資料 23

臨時股東大會通告 30

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「聯繫人」	指	具上市規則所賦予的涵義；
「中國華電」	指	中國華電集團公司(China Huadian Corportation*)，一間國有獨資公司，並為持有本公司已發行股本總數約50.01%的本公司控股股東；
「本公司」	指	華電國際電力股份有限公司(Huadian Power International Corporation Limited*)，一間於中國註冊成立的中外合資股份有限公司，其H股及A股分別於香港聯合交易所及上海證券交易所上市；
「關連人士」	指	具上市規則所賦予的含義；
「董事」	指	本公司董事；
「臨時股東大會」	指	由本公司將於二零零五年八月二十四日(星期三)上午十時正在中國北京市宣武區菜園街1號北京中環假日酒店召開的臨時股東大會或其任何續會；
「經擴大集團」	指	於完成股份轉讓協議項下交易後的本公司及其附屬公司；
「金榜融資」	指	金榜融資(亞洲)有限公司，乃獨立董事委員會及本公司獨立股東的獨立財務顧問，為一家持牌法團，可進行證券及期貨條例下第1類(證券買賣)及第6類(公司融資顧問)受規管業務；
「本集團」	指	本公司及其附屬公司；
「港幣」	指	港元，香港法定貨幣；
「香港」	指	中華人民共和國香港特別行政區；
「獨立董事委員會」	指	包括所有獨立非執行董事(丁慧平、趙景華、王傳順及胡元木)的董事委員會，旨在審議股份轉讓協議並向獨立股東提供意見；
「獨立股東」	指	除中國華電(即本公司的控股股東及關連人士，於股份轉讓協議及其項下的交易擁有重大權益)及其聯繫人(如有)以外的本公司股東；

「最後可行日期」	指	二零零五年六月三十日，即付印本通函前為確定當中若干資料的最後實際可行日期；
「上市規則」	指	香港聯合交易所有限公司證券上市規則；
「中國」	指	中華人民共和國；
「人民幣」	指	人民幣，中國法定貨幣；
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)；
「股份轉讓協議」	指	宿州公司股份轉讓協議及新鄉公司股份轉讓協議；
「香港聯交所」	指	香港聯合交易所有限公司；
「宿州公司」	指	安徽華電宿州發電有限公司(Anhui Huadian Suzhou Power Generation Company Limited*)，一間於中國成立的有限責任公司；
「宿州公司股份轉讓協議」	指	日期為二零零五年六月十四日由本公司作為承讓方與中國華電作為出讓方就本公司擬收購中國華電所持宿州公司的97%股權的協議；
「新鄉公司」	指	華電新鄉發電有限公司(Huadian Xinxiang Power Generation Company Limited*)，一間於中國成立的有限責任公司；及
「新鄉公司股份轉讓協議」	指	日期為二零零五年六月十四日由本公司作為承讓方與中國華電作為出讓方就本公司擬收購中國華電所持新鄉公司90%股權的協議。

*　*僅供識別*



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(在中華人民共和國註冊成立之中外合資股份有限公司)

(股票代號：1071)

董事：
賀恭(董事長)
陳飛虎(副董事長)
朱崇利(副董事長)
陳建華(執行董事)
田沛亭(執行董事)
王映黎(非執行董事)
張炳炬(非執行董事)
彭興宇(非執行董事)

獨立非執行董事：
丁慧平
趙景華
王傳順
胡元木

法定地址及總部：
中華人民共和國
山東省濟南市
經三路14號

香港營業地址：
香港中環
畢打街11號
置地廣場
告羅士打大廈八樓

香港股份登記處及過戶地址：
香港證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓1712-1716室

敬啟者：

關連交易

1. 緒言

誠如本公司日期為二零零五年六月十四日公告所述，本公司已於該日與中國華電訂立宿州公司股份轉讓協議，據此擬收購中國華電持有的宿州公司97%股權，代價為人民幣74,900,000元(約70,420,000港元)。於同日，本公司與中國華電訂立新鄉公司股份轉讓協議，據此擬收購中國華電持有的新鄉公司90%股權，代價為人民幣90,100,000元(約84,710,000港元)。

由於中國華電為本公司控股股東，因此為本公司的關連人士，根據上市規則第14A章，上述股份轉讓協議及其項下的交易構成本公司的關連交易。根據上市規則第14A.25條予以合併計算後，股份轉讓協議項下的交易已構成本公司的關連交易，故根據上市規則第14A章的規定，該等交易須經獨立股東於臨時股東大會上批准。

本公司已成立獨立董事委員會就股份轉讓協議向獨立股東提供意見。金榜融資已獲委任為獨立財務顧問，就股份轉讓協議條款是否公平合理，及該等協議是否符合本公司及其股東的整體利益向獨立董事委員會及獨立股東提供意見。

本通函旨在根據上市規則的要求向獨立股東提供有關股份轉讓協議的進一步資料，以便獨立股東就載於本公司臨時股東大會通告的有關普通決議案作出知情的投票決定。臨時股東大會通告載於本通函之最後部分。獨立董事委員會函件及其向獨立股東提供的推薦建議載於本通函第11至12頁。金榜融資函件載於本通函第13至22頁。

2. 宿州公司股份轉讓協議

日期 ： 二零零五年六月十四日

協議雙方 ： 中國華電(本公司的控股股東)，作為出讓方，及本公司，作為承讓方

本公司主要於中國從事發電業務。中國華電為中國國有獨資企業，並為中國五間國有發電集團之一。

將予轉讓並由本公司收購的權益 ： 宿州公司的97%股權

宿州公司 ： 安徽華電宿州發電有限公司於二零零三年九月在中國成立。

於訂立宿州公司股份轉讓協議日期，宿州公司已繳足註冊資本人民幣55,000,000元。中國華電擁有該公司97%的權益，其餘3%由一名第三方擁有。董事經所有合理查詢後認為，就彼等所知、所悉及所信，該第三方及其最終實益擁有人乃獨立於本集團及本公司的關連人士之外。

自宿州公司成立以來，中國華電已向宿州公司合共出資人民幣53,350,000元，相當於其已繳足註冊資本的97%。

中國合資格評估師中宇資產評估有限責任公司已對宿州公司於二零零五年三月三十一日的淨資產作出獨立評估。董事經所有合理查詢後認為，就彼等所知、所悉及所信，中宇資產評估有限責任公司及其最終實益擁有人為獨立於本集團及本公司的關連人士之外的第三方。根據該次按重置成本法進行的估值，於二零零五年三月三十一日，宿州公司的97%股權所佔的總資產值及資產淨值分別約為人民幣366,190,000元（約344,290,000港元）及人民幣78,840,000元（約74,130,000港元）。

宿州公司成立於二零零三年九月，其發電機組目前仍在建設及尚未投產。因此宿州公司並未產生任何利潤或虧損，亦未編製損益表。

代價 ： 人民幣74,900,000元（約70,420,000港元），預期將由本公司以其內部資源支付。

有關代價乃經協議雙方按公平原則磋商，並參考上述有關宿州公司於二零零五年三月三十一日淨資產的估值後釐定。

先決條件 ： 宿州公司股權轉讓協議須待達成如下先決條件後，方可作實：

(i) 於臨時股東大會上獲獨立股東批准宿州公司股份轉讓協議及其項下交易；

(ii) 宿州公司於二零零五年三月三十一的資產估值結果已報中國國有資產監管部門備案；及

(iii) 中國國有資產監管部門已批准及確認宿州公司97%股權可根據宿州公司股權轉讓協議轉讓至本公司。

倘於二零零五年十二月三十一日仍未達成上述全部條件，本公司將有權終止宿州公司股權轉讓協議，而中國華電須於其後10天內退還本公司截至二零零五年十二月三十一日已付代價及相應利息。

付款條款及完成 ： 根據宿州公司股份轉讓協議，本公司將：

(i) 於簽訂宿州公司股份轉讓協議之後十日內以現金支付30%代價(即人民幣22,470,000元)；

(ii) 於達成先決條件後十日內以現金支付50%代價(即人民幣37,450,000元)，及將於翌日視為已完成支付(有關中國法律及法規另有規定者除外)；及

(iii) 於完成宿州公司股份轉讓協議項下交易所需的有關工商註冊登記之後十日內，以現金支付餘額(即人民幣14,980,000元，相當於代價的20%)。

宿州公司將於股份轉讓完成後成為本公司的附屬公司。

根據宿州公司股份轉讓協議，本公司並無限制出售其根據該協議於宿州公司收購的權益。

交易的依據及利益 ： 宿州公司位於中國安徽省，將主要從事安徽省的發電業務。如上文所述，根據現有計劃，宿州公司兩台600MW發電機組目前正在興建中，預期將於二零零七年開始營運。

董事認為，訂立宿州公司股份轉讓協議以收購中國華電所持宿州公司的97%權益，展示了本公司在安徽省業務的持續拓展，亦符合本公司致力於成為中國一間全國性發電公司的戰略目標。該項交易亦反映了中國華電作為本公司的控股股東對本公司的發展作出的支援。

董事(包括獨立非執行董事)認為，宿州公司股份轉讓協議項下的交易乃於本公司日常及一般業務過程中按正常商業條款訂立，其條款乃屬公平合理並符合本公司及其股東的整體利益。

3. 新鄉公司股份轉讓協議

日期：二零零五年六月十四日

協議雙方：中國華電(本公司的控股股東)，作為出讓方，及本公司，作為承讓方

將予轉讓並由本公司收購的權益：新鄉公司的90%股權

新鄉公司：華電新鄉發電有限公司於二零零三年八月在中國成立。

於訂立新鄉公司股份轉讓協議日期，新鄉公司的已繳足註冊資本為人民幣69,000,000元。新鄉發電公司的90%權益由中國華電持有，其餘10%權益由一名第三方持有。董事經所有合理查詢後認為，就彼等所知、所悉及所信，該第三方及其最終實益擁有人乃獨立於本集團及本公司的關連人士之外。

自新鄉公司成立以來，中國華電已向新鄉公司合共出資人民幣62,100,000元，相當於其已繳足註冊資本的90%。

中國合資格評估師中發國際資產評估有限公司已對新鄉公司於二零零五年三月三十一日的淨資產作出獨立估值。董事經所有合理查詢後認為，就彼等所知、所悉及所信，中發國際資產評估有限公司及其最終實益擁有人乃獨立於本公司及本公司的關連人士之外。 根據該次按重置成本法進行的估值，於二零零五年三月三十一日，新鄉公司的90%股權所佔的總資產值及資產淨值分別約為人民幣486,400,000元(約457,310,000港元)及人民幣94,830,000元(約89,160,000港元)。

新鄉公司成立於二零零三年八月，其發電機組目前仍在建設及尚未投產。因此新鄉公司並未產生任何利潤或損失，亦未編製損益表。

代價 ： 人民幣90,100,000元（約84,710,000港元），預期將由本公司以內部資源支付。

有關代價乃經協議雙方公平磋商，並參考上述新鄉公司於二零零五年三月三十一淨資產的估值後釐定。

先決條件 ： 新鄉公司股權轉讓協議須待達成如下先決條件後，方可作實：

(i) 於臨時股東大會上獲獨立股東批准新鄉公司股份轉讓協議及其項下交易；

(ii) 新鄉公司於二零零五年三月三十一的資產估值結果已報中國國有資產監管部門備案；及

(iii) 中國國有資產監管部門已批准及確認新鄉公司90%股權可根據新鄉公司股權轉讓協議轉讓至本公司。

倘於二零零五年十二月三十一日仍未達成上述全部條件，本公司將有權終止宿州公司股權轉讓協議，而中國華電須於其後10天內退還本公司截至二零零五年十二月三十一日已付代價及相應利息。

付款條款及完成 ： 根據新鄉公司股份轉讓協議：

(i) 代價的30%（即人民幣27,030,000元）須於新鄉公司轉讓協議簽訂後十天內以現金支付；

(ii) 代價的50%（即人民幣45,050,000元）須於先決條件達成後十天內以現金支付，及將於翌日視為已完成支付（有關中國法律及法規另有規定者除外）；及

(iii) 餘款（即人民幣18,020,000元，相當於代價的20%）須待新鄉公司股份轉讓協議項下的交易於中國的有關工商註冊完成後十天內以現金支付。

新鄉公司將於股份轉讓完成後成為本公司的附屬公司。

根據新鄉公司股份轉讓協議，本公司並無限制出售其根據該協議於新鄉公司收購的權益。

交易的依據及利益 ： 新鄉公司位於中國河南省，其主營業務為河南省的發電工作。誠如上文所述，根據現時計劃，新鄉公司的發電機組(包括兩台660MW發電機組及兩台300MW熱電聯產機組)尚在興建中。預計該等發電機組將分別於二零零六年及二零零七年投產。

董事認為，本公司根據新鄉股份轉讓協議擬向中國華電收購新鄉公司90%的權益，標誌著本公司於山東省(本公司的主要營運中心)以外中國各省整體業務的有機增長，有助於本公司發展為一間全國性發電公司，同時，亦反映了中國華電作為本公司的控股股東對本公司發展的支援。

董事(包括獨立非執行董事)認為，新鄉公司股份轉讓協議項下的交易乃於本公司日常及一般業務過程中按正常商業條款訂立，其條款乃屬公平合理並符合本公司及其股東的整體利益。

4. 上市規則的涵義

由於中國華電為本公司的控股股東及關連人士，故根據上市規則第14A章，各股份轉讓協議及其項下的交易構成本公司的關連交易。根據上市規則第14A.25條予以合併計算後，股份轉讓協議項下的交易已構成本公司的關連交易，故根據上市規則第14A章的規定，該等交易須經獨立股東於臨時股東大會上批准。

中國華電及其聯繫人(如有)將於臨時股東大會上就批准各股份轉讓協議及其項下交易的各獨立普通決議案(根據上市規則將以投票方式表決)放棄投票。

本公司已成立包括所有獨立非執行董事的獨立董事委員會，就股份轉讓協議向獨立股東提供意見。獨立非執行董事概無於股份轉讓協議項下的交易中擁有任何重大權益。本公司已委任金榜融資為獨立財務顧問，就股份轉讓協議的條款是否公平合理，及該等協議是否符合本公司及其股東的整體利益向獨立董事委員會及獨立股東提供意見。

5. 推薦建議

鑒於本通函所披露的相關信息，董事(包括獨立非執行董事)認為，股份轉讓協議項下的各項交易乃按本公司日常及一般業務過程中的正常商業條款訂立，其條款乃屬公平合理，及該等協議符合本公司及其股東的整體利益。因此，董事建議獨立股東在臨時股東大會上投票贊成各股份轉讓協議及其項下交易。

如上所述，本公司已委任金榜融資為獨立財務顧問，就股份轉讓協議向獨立董事委員會及獨立股東提供意見。經考慮金榜融資的意見後，獨立董事委員會認為股份轉讓協議乃屬公平合理並符合本公司及其股東的整體利益。因此，獨立董事委員會建議獨立股東投票贊成擬於臨時股東大會上提呈的有關股份轉讓協議及其項下交易的普通決議案。

6. 臨時股東大會

臨時股東大會通告

臨時股東大會將於二零零五年八月二十四日(星期三)上午十時正在中國北京市宣武區菜園街1號北京中環假日酒店舉行，以審議及(如屬適宜及／或必要)批准(其中包括)各股份轉讓協議及其項下的交易。本次臨時股東大會的通告載於本通函之最後部分。

暫停股份過戶

於二零零五年七月二十二日(星期五)營業時間結束時名列本公司股東名冊的股東，於完成必須的登記手續後將有權出席臨時股東大會。本公司將於二零零五年七月二十五日(星期一)至二零零五年八月二十三日(星期二)(包括首尾兩天)暫停H股過戶登記，期間將不會辦理任何本公司的H股過戶登記手續。在適用情況下，本公司的H股股東如欲出席臨時股東大會，務請將彼等的有關過戶文件連同相關的股份證書不遲於二零零五年七月二十二日(星期五)下午四時正存置於本公司的H股股份過戶登記處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712至1716室，方為有效。

回執及代表委任表格

倘閣下符合資格並有意出席臨時股東大會，務請按印備的指示填妥本通函隨附的回執，並儘快及無論如何不遲於二零零五年八月三日(星期三)交回。

倘閣下未能出席及／或於臨時股東大會上投票，亦務請閣下按印備的指示填妥本通函隨附的代理人委任表格，並儘快及無論如何不遲於臨時股東大會或其任何續會指定的召開時間二十四小時前交回。填妥並交回代理人委任表格後，閣下仍可親身出席臨時股東大會及其續會並於會上投票。

投票

中國華電及其聯繫人(如有)將於臨時股東大會上就批准各股份轉讓協議及其項下交易的各獨立普通決議案(根據上市規則將以投票方式表決)放棄投票。於最後可行日期，經作出一切合理查詢後，就本公司所知：

(i) 中國華電乃本公司控股股東，持有本公司當時已發行總股本約50.01%，控制或有權控制該等股份的相應投票權。

(ii) 中國華電概無訂立任何投票信託或其他協議、安排或諒解或受其約束，及並無任何責任或權利，而使得中國華電據此已經或可能將行使其持有股份所附投票權的控制權臨時或永久地(不論是全面移交或按個別情況移交)轉讓予第三方。

(iii) 預計本通函附錄所披露中國華電於本公司的實益股權，與中國華電於臨時股東大會上將會控制或有權行使表決權的股份數目將無差異。

要求以投票方式表決的程序

根據本公司的公司章程第75至77條，於本公司的任何股東大會上，決議案須以舉手方式表決，除非適用的上市規則或其他證券法律及法規另作規定，或下列人士在舉手表決之前或之後，要求以投票方式表決：

(一) 會議主席；

(二) 至少兩名有投票權且親自出席或由其代理人出席會議的股東；

(三) 經單獨或合併計算後，持有在該會議上有表決權的全部股份10%或以上的一位或多位股東(包括股東代理人)。

以投票方式表決的要求可以由提出者撤回。如果要求以投票方式表決的事項是選舉會議主席或者中止會議，則應當立即進行投票表決；其他要求以投票方式表決的事項，由主席決定何時舉行投票，否則會議可以繼續進行討論其他事項。投票結果仍被視為在該會議上所通過的決議。在大會上進行的投票，如股東(包括其股東代理人)擁有兩票或以上的投票權，毋須以同樣方式表決所有票數。

7. 其他資料

敬請閣下留意載於本通函第11至第12頁的獨立董事委員會致獨立股東的函件、載於第13至第22頁的金榜融資致獨立董事委員會及獨立股東的函件、以及載於本通函附錄的其他資料。

此致

列位股東台照

承董事會命
華電國際電力股份有限公司
賀恭
董事長
謹啟

二零零五年七月六日

* *僅供識別*



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(在中華人民共和國註冊成立之中外合資股份有限公司)

(股票代號：1071)

法定地址及總部
中華人民共和國
山東省濟南市
經三路14號

敬啟者：

關連交易

吾等謹此提述日期為二零零五年七月六日的致本公司股東的通函(「**通函**」，本函件為其一部份)。除非另有說明，否則通函所界定的詞彙與本函件所用者具有相同涵義。

吾等獲委任為本公司獨立董事委員會，就股份轉讓協議向獨立股東提供意見，有關協議詳情載於通函內的董事會函件。吾等概無於股份轉讓協議項下的交易中擁有任何重大權益。

由於中國華電為本公司的控股股東及關連人士，故根據上市規則第14A章，各股份轉讓協議及其項下的交易構成本公司的關連交易。根據上市規則第14A.25條予以合併計算後，股份轉讓協議項下的交易已構成本公司的關連交易，故根據上市規則第14A章的規定，該等交易須經獨立股東於臨時股東大會上批准。

本公司已委任金榜融資為獨立財務顧問，就股份轉讓協議條款是否公平合理，以及股份轉讓協議是否符合公司和股東的整體利益向吾等及獨立股東提供意見。務請閣下留意本通函第13至第22頁所載的金榜融資的意見函件。

作為獨立董事委員會的成員，吾等已與本公司的管理層就股份轉讓協議及其項下交易，以及釐定交易條款所依據的基準進行討論。同時，吾等亦參考了金榜融資於達致有關股份轉讓協議的意見時所考慮的主要因素及依據，並已與金榜融資共同討論其意見函件及建議。

鑒於上文所述，吾等同意金榜融資的意見，即認為股份轉讓協議條款乃屬公平合理，及股份轉讓協議符合本公司及其股東的整體利益。因此，吾等建議獨立股東在臨時股東大會上投票贊成關於股份轉讓協議及其項下交易的普通決議案。

此致

列位獨立股東台照

獨立董事委員會
丁慧平
趙景華
王傳順
胡元木
謹啟

二零零五年七月六日

* *僅供識別*

以下為金榜融資致獨立董事委員會及獨立股東日期為二零零五年七月六日有關股份轉讓協議的意見函件，為載入本通函而編製：


金榜融資(亞洲)有限公司
GOLDBOND CAPITAL (ASIA) LIMITED

金榜融資(亞洲)有限公司
香港
金鐘道89號
力寶中心1座
39樓3902B室

敬啟者：

關連交易

緒言

謹此提述吾等已獲委任，就股份轉讓協議向　貴公司的獨立董事委員會及獨立股東提供意見。有關股份轉讓協議的詳情載於　貴公司於二零零五年七月六日向股東(「**股東**」)發出的通函(「**通函**」)內，本函件構成其中一部份。本函件收錄了吾等向　貴公司的獨立董事委員會及獨立股東提供的建議，以確定股份轉讓協議的條款是否公平合理及股份轉讓協議是否符合　貴公司及股東的整體利益。除文義另有所指外，本函件所使用的詞彙與通函所界定者具有相同涵義。

吾等在達致吾等意見及建議時，依賴董事向吾等提供的陳述、資料、意見、報告、估值及聲明(如有)。吾等假設通函所載或所述的所有陳述、資料、意見、報告、估值及聲明於其編製及提供時，以及直至通函寄發日期當時，在各個重大方面均屬真實、完整與準確。吾等亦假設董事在通函內所作出的所有聲明、意見、假設及計劃均經審慎周詳查詢及按中肯意見合理作出。吾等並無理由懷疑董事提供予吾等的資料及聲明的真實性、準確性及完整性，且吾等已獲董事告知通函內提供的資料及聲明並無遺漏任何重大事實。

吾等認為，吾等已獲提供充分資料以達至獨立意見，為吾等依賴所獲資料及聲明的準確性提供正當理由，並為吾等的推薦意見提供合理依據。吾等並無理由懷疑任何有關資料或報告遭隱瞞，亦未知悉有任何事實或情況會導致對吾等提供的資料及向吾等作出的聲明有不實、不確或誤導成份。然而，吾等並未對董事提供予吾等的資料進行任何獨立查證，亦無對　貴集團的業務、財務狀況及前景進行任何獨立調查。

考慮的主要因素及理由

於達致有關股份轉讓協議條款的意見時，吾等曾考慮以下主要因素及理由：

1. 資料背景

貴集團背景

貴集團主要從事供熱及發電以及其銷售業務，所有生產的電力均向發電廠所屬地區的省級電網公司供應， 貴集團的電廠分別位於山東、四川、寧夏及安徽。

根據 貴公司截至二零零四年十二月三十一日止的年報， 貴集團共控制或投資及全資擁有12家發電廠，有關發電廠的詳情如下所列:

發電廠	裝機容量(MW)	貴集團股權	實際權益容量(MW)
貴集團管理的電廠			
鄒縣發電廠	2,540.0	100.0%	2540.0
十里泉發電廠	1,285.0	100.0%	1285.0
萊城發電廠	1,200.0	100.0%	1200.0
濰坊發電廠	660.0	30.0%	198.0
華電青島發電有限公司	660.0	55.0%	363.0
華電淄博熱電有限公司	467.0	100.0%	467.0
華電章丘發電有限公司	290.0	70.0%	203.0
華電滕州新源熱電有限公司	333.0	54.5%	181.5
四川廣安發電有限責任公司	1,200.0	80.0%	960.0
貴集團管理的總容量	**8,635.0**		
貴集團持有股份但不參與管理的電廠			
寧夏英力特中寧發電有限公司	0.0	50.0%	0.0
寧夏發電集團有限責任公司	60.0	31.1%	18.7
安徽池州九華發電有限公司	0.0	40.0%	0.0
總實際權益容量			**7,416.2**

根據　貴公司截至二零零四年十二月三十一日止年度的年報，截至二零零四年底止，於山東省境內由　貴集團管理的總容量達7,435MW，佔山東省總裝機容量約22.6%。

由　貴公司截至二零零四年十二月三十一日止的年報得悉，　貴公司於該年度內股東利潤約為人民幣1,045,700,000元。

宿州公司的背景

安徽華電宿州發電有限公司(Anhui Huadian Suzhou Power Generation Company Limited*)(「**宿州公司**」)於二零零三年九月在中國成立。

於本函件日期，宿州公司已繳足註冊資本人民幣55,000,000元。中國華電擁有該公司97%的權益，其餘3%由一名第三方擁有。董事經所有合理查詢後認為，就彼等所知、所悉及所信，該第三方及其最終實益擁有人乃獨立於　貴集團及　貴公司的關連人士之外。

宿州公司的發電機組於最後可行日期仍在建設及尚未投產。因此宿州公司並未產生任何利潤或虧損，亦未編製損益表。根據現有計劃，宿州公司兩台600MW發電機組的總投資額預計約為人民幣5,000,000,000元，預期將於二零零七年投產。

中國合資格評估師中宇資產評估有限責任公司已對宿州公司於二零零五年三月三十一日的淨資產作出獨立評估。董事經所有合理查詢後認為，就彼等所知、所悉及所信，中宇資產評估有限責任公司及其最終實益擁有人為獨立於　貴集團及　貴公司的關連人士之外的第三方。根據該次按重置成本法進行的估值，於二零零五年三月三十一日，宿州公司的97%股權所佔的總資產值及資產淨值分別約為人民幣366,190,000元及人民幣78,840,000元。

新鄉公司的背景

華電新鄉發電有限公司(Huadian Xinxiang Power Generation company Limited*)(「**新鄉公司**」)於二零零三年八月在中國成立。

於本函件日期，新鄉公司已繳足註冊資本人民幣69,000,000元。中國華電擁有該公司90%的權益，其餘10%由一名第三方擁有。董事經所有合理查詢後認為，就彼等所知、所悉及所信，該第三方及其最終實益擁有人乃獨立於　貴集團及　貴公司的關連人士之外。

新鄉公司的發電機組於最後可行日期仍在建設及尚未投產。因此新鄉公司並未產生任何利潤或虧損，亦未編製損益表。根據現有計劃，新鄉公司兩台660MW發電機組及兩台300MW熱電聯產機組的總投資額預計將為人民幣4,550,000,000元，預期將分別於二零零六年及二零零七年投產。

中國合資格評估師中發國際資產評估有限責任公司已對新鄉公司於二零零五年三月三十一日的淨資產作出獨立評估。董事經所有合理查詢後認為，就彼等所知、所悉及所信，中發國際資產評估有限責任公司及其最終實益擁有人為獨立於 貴集團及 貴公司的關連人士之外的第三方。根據該次按重置成本法進行的估值，於二零零五年三月三十一日，新鄉公司的90%股權所佔的總資產值及資產淨值分別約為人民幣486,400,000元及人民幣94,830,000元。

2. 股份轉讓協議的背景及詳情

股份轉讓協議

於二零零五年六月十四日， 貴公司的控股股東中國華電作為出讓方與 貴公司作為承讓方訂立了宿州股份轉讓協議，據此雙方同意由 貴公司收購中國華電所持宿州公司的97%股權。

該收購代價為人民幣74,900,000元，預期將由 貴公司以內部資源支付。

於完成宿州公司股份轉讓協議項下交易之後，宿州公司將成為 貴公司的附屬公司。

於二零零五年六月十四日， 貴公司的控股股東中國華電作為出讓方與 貴公司作為承讓方訂立了新鄉股份轉讓協議，據此雙方同意由 貴公司收購中國華電所持新鄉公司的90%股權。

該收購代價為人民幣90,100,000元，預期將由 貴公司以內部資源支付。

於完成新鄉公司股份轉讓協議項下交易之後，新鄉公司將成為 貴公司的附屬公司。

3. 股份轉讓協議的理由

由於中國經濟的快速、平穩發展，電力需求將保持強勁增長，形成有利的市場格局，故董事對中國電力行業的前景充滿信心。

近年來，中國的電力消費一直保持快速增長。據中國統計局數字，自一九九九年至二零零三年期間，中國電力消費的年複合增長率為11.2%，領先於同期中國國內生產總值9.33%的年複合增長率。電力消費的增長顯示了工業化推動的經濟平穩增長，以及國內生活水平的不斷提高。

中國國務院直轄的政策綜合研究及顧問機構國務院發展研究中心表示，二零零五年下半年的中國電力需求將保持較二零零三年及二零零四年同期相對平穩的增長速度。據國務院發展研究中心預測，二零零五年電力需求的增長速度約為12.3%，較二零零四年電力需求的增長速度約落後2.5%，但仍高於二零零五年中國國內生產總值預期約8%的增長速度。

由此，吾等認為，預期中國的電力需求將維持於相對較高的水平及保持增長的勢頭。

貴集團主要從事發電廠的建設、經營及有關發電的其他業務。由於預計中國的電力改革將為發電行業引入競爭，故透過向母公司收購資產以及甄選合適機會以收購母公司之外的資產，乃 貴集團一項積極、穩妥地拓張資產規模的策略。董事認為，增加市場份額對 貴集團保持其競爭地位乃屬至關重要。

吾等留意到， 貴公司分別於二零零三年五月九日及二零零四年六月二十九日與中國華電訂立了股份轉讓協議，據此收購四川廣安發電有限公司80%的股權以及安徽池州九華發電有限公司40%的股權，以擴大 貴集團的國內經營規模及市場份額。

董事認為，根據宿州公司股份轉讓協議收購中國華電所持宿州公司的97%權益，以及根據新鄉股份轉讓協議收購中國華電所持新鄉公司90%權益，展示了 貴公司在山東省以外省份的業務持續拓展，亦符合 貴公司致力於成為中國一間全國性發電公司的戰略目標。同時，上述交易反映了 貴公司的控股股東中國華電對 貴公司發展策略的一貫支持。此外，完成收購項目後， 貴集團的經營規模及國內市場份額將得以拓張，並有利於提升 貴集團的競爭力及增加股東回報。

預計股份轉讓協議項下的收購可擴大 貴集團的經營規模及覆蓋地區，並進一步增強 貴集團作為中國最大發電企業之一的地位。根據目前的預計，於上述交易完成及有關發電機組建成後，按照宿州公司現有計劃的兩台600MW發電機組、新鄉公司現有計劃的兩台660MW發電機組及兩台300MW熱電發電機組 貴集團所管理的權益總裝機容量將增加約3,120MW，較 貴集團現時管理的權益總裝機容量約增加36.1%。

董事亦認為，透過股份轉讓協議項下的收購， 貴公司將可挖掘安徽省及河南省內電力行業的增長潛力(於二零零二年至二零零三年期間，安徽、河南兩省電力消費的增幅分別為14.2%及13.7%)，並擴大 貴公司在山東省外地區的市場份額。擬收購項目可進一步鞏固 貴集團在經濟快速增長、電力需求強勁的中國華東地區的市場地位。董事預計，由於預計二零零四及二零零五年內安徽、河南兩省的電力需求將快速增長而其裝機容量有限，宿州公司及新鄉公司將在未來數年內獲得良好的經濟回報。董事認為，透過收購山東省外發電廠的權益， 貴公司將可獲得地域上分散投資的優勢，從而可減少因集中於相對小的市場而帶來的經營風險。

由於國內的電力消費需求今後將繼續增長，故董事認為，股份轉讓協議可為 貴公司提供投資於高增長潛力行業的機會。

根據「可比上市公司交易」一段所述的篩選準則，吾等留意到，在聯交所上市的中國發電企業如華能國際電力股份有限公司、中國電力國際發展有限公司、華潤電力控股有限公司、大唐國際發電有限公司及　貴公司，曾於二零零二年十一月至二零零五年六月向國內的關連人士收購／同意收購發電設施。

吾等已與董事就上文分析進行討論，基於吾等對中國電力供需的研究，吾等認為，股份轉讓協議可為　貴集團提供在中國山東省外地區分散經營的機會，從而可減少　貴集團依賴於山東省內業務的風險，並捕捉位於其他快速發展省份的盈利機會。

4. 股份轉讓協議的代價

據董事告知，該等股份轉讓協議的代價將以　貴集團的內部資源支付。該代價乃參考(其中包括)對資產淨值的估值等各種因素作出，如上述宿州公司及新鄉公司於二零零五年三月三十一日的市場環境、技術條件、盈利潛力、現金收入能力及未來發展潛力。

宿州公司的估值

有關宿州公司的估值乃基於市場價值基準及採用重置成本法作出。根據該方法，首先將確定不同項目的重置成本，然後將其合併以計算出宿州公司的總價值。本次估值的主要對象包括現有資產、設備及汽車、在建工程、建築材料及負債。

於二零零五年三月三十一日，宿州公司資產淨值的經調整賬面價值為人民幣55,000,000元，而估值報告所列的經評估資產淨值約為人民幣81,300,000元，增值約人民幣26,300,000元(或約47.8%)。於二零零五年三月三十一日，宿州公司經審計的資產淨值約為人民幣55,000,000元。

宿州公司的經調整後的賬面淨資產值與估值報告所列資產淨值兩者之間的區別主要在於約人民幣26,200,000元的建築材料增值。宿州公司股份轉讓協議為數人民幣74,900,000元的代價，較估值報告所列宿州公司97%股權所佔約人民幣78,800,000元的經評估資產淨值約有人民幣3,900,000元(或約5.0%)的折讓。

新鄉公司的估值

有關新鄉公司的估值乃基於市場價值基準及採用重置成本法作出。根據該方法，首先將確定不同項目的重置成本，然後將其合併以計算出宿州公司的總價值。本次估值的主要對象包括現有資產、設備及汽車、在建工程、建築材料及負債。

於二零零五年三月三十一日，新鄉公司資產淨值的經調整賬面價值為人民幣69,100,000元，而估值報告所列的資產淨值約為人民幣105,400,000元，增值約人民幣36,200,000元(或約52.4%)。於二零零五年三月三十一日，新鄉公司經審計的資產淨值約為人民幣69,000,000元。

新鄉公司資產淨值的經調整後的帳面淨資產值與估值報告所列資產淨值兩者之間的區別主要在於約人民幣33,400,000元的建築材料增值。新鄉公司股份轉讓協議為數人民幣90,100,000元的代價，較估值報告所列新鄉公司90%股權所佔約人民幣94,800,000元的經評估資產淨值約有人民幣4,700,000元(或約5.0%)的折讓。

可比上市公司交易

據董事所告知，股份轉讓協議乃於　貴集團日常及一般業務過程中按正常商業條款，由　貴公司及中國華電按公平磋商原則訂立。於達致吾等的意見時，吾等已分析及考慮發電行業內發電廠或電力控股公司所進行的與股份轉讓協議性質類似的收購事項。可比收購事項乃根據收購的主要資產類別、出讓方及承讓方之間的關係、公眾可獲財務資料的性質而選出。根據有關中國相關發電公司的類似交易的公告及通函，吾等亦留意到，上述收購的代價乃基於(其中包括)中國合資格估值師編製的估值報告確定。

根據二零零二年十一月至二零零五年六月期間可於聯交所網站獲得的資料，可比收購乃按收購所涉及的主要資產類別、出讓方與承讓方之間的關連關係及一般公眾可獲得的財務資料作出選擇。

根據與中國有關的發電公司的同類交易的公告及通函，吾等亦留意上述收購的代價乃按(其中包括)合資格中國估值師所編製的估值報告釐定。

按上述的選擇準則，吾等於下表載列有關香港上市公司參與中國發電業務經選擇的交易的有關代價、根據經審計賬目的有關實際賬面值、根據有關估值報告的資產淨值比較。吾等根據經審計賬目選擇實際賬面淨值作為比較其中一項參數，因該等數據代表有關資產的賬面值。吾等亦選擇資產淨值作為其中一項參數比較，因資產淨值(其中包括)為其中一項公司於釐定有關收購的代價所考慮的主要因素，並代表有關交易資產的現有市值。然而，獨立股東應留意可比收購並不相等於股份轉讓協議項下的交易，而選擇此等可比收購乃僅供參考。

除根據經審計賬目的有關賬面淨值以及資產淨值比較外，亦採用盈利比例作為參數以合理地證明部分有關收購乃屬公平，然而，由於宿州公司及新鄉公司並無產生盈利，該等盈利比例參數並無於份轉讓協議內採用。下表載述在可比交易及股份轉讓協議中代價與賬面淨值的比例以及代價與資產淨值的比例。

公司名稱	收購對象	代價 (人民幣百萬元)	實際賬面淨值 (人民幣百萬元) (註)	實際資產淨值 (人民幣百萬元) (註)	代價佔賬面淨值的比例 (人民幣百萬元)	代價佔資產淨值的比例 (人民幣百萬元)
華能國際電力股份有限公司	上海石洞口一廠及江蘇太倉電廠的註冊資本	415.0	163.8	413.0	253.4%	100.5%
華能國際電力股份有限公司	沁北電廠及榆社電廠的註冊資本及辛店電廠的全部資產及負債	550.0	165.4	541.4	332.5%	101.6%
華能國際電力股份有限公司	邯峰電廠、井岡山電廠、嶽陽電廠及珞璜電廠的註冊資本以及瀛口電廠的全部資產及負債	4,513.0	2,643.8	4,228.0	170.7%	106.7%
華能國際電力股份有限公司	四川水電及平涼電廠的註冊資本	2,025.0	1240.2	2,003.8	163.3%	101.1%
中國電力發展有限公司	Tianze Development Limited 全部已發行股本	560.0	414.7	502.0	135.0%	111.6%
華潤電力控股有限公司	Hengshui Hengxing Power Generation Co.， Ltd.股權	65.0	65.0	N/A	100.0%	N/A
貴公司	四川廣安發電有限責任公司股權	475.5	477.5	594.4	99.6%	80.0%
貴公司	安徽池州九華發電有限公司股權	79.7	N/A	77.1	N/A	103.4%
平均					**179.2%**	**100.7%**
貴公司	**宿州公司股權**	**74.9**	**55.0**	**78.8**	**136.2%**	**95.0%**
貴公司	**新鄉公司股權**	**90.1**	**69.0**	**94.8**	**130.6%**	**95.0%**

資料來源： *各公司的公告及通函。*

註： 實際賬面淨值與實際資產淨值已計入該等收購的相關資產的有關股權。

經審閱上述交易的代價、經審計賬目所列資產的賬面淨值及資產淨值後，吾等認為，股份轉讓協議的代價／賬面淨值以及代價／資產淨值的比例均位於前述交易的範圍之內。吾等亦留意到，股份轉讓協議的代價較宿州公司97%股權及新鄉公司90%股權的資產淨值分別折價約5%。基於上述分析，吾等認為股份轉讓協議的代價就獨立股東而言乃屬公平合理。

5. 股份轉讓協議可能產生的財務影響

本節分析了股份轉讓協議可能產生的財務影響，該等分析乃根據按中國會計準則編製的 貴集團於截至二零零四年十二月三十一日止年度的經審計財務報表、宿州公司及新鄉公司於二零零五年三月三十一日的資產負債表而作出。於完成股份轉讓協議項下的收購後，宿州公司及新鄉公司將成為貴公司的附屬公司，故其業績將合併計入 貴集團的財務報表內。本節所述本集團的股份轉讓協議的財務影響僅供説明之用，特請留意。

(i) 損益表

根據 貴集團於截至二零零四年十二月三十一日止年度的經審計財務報表， 貴集團的可供分配利潤約為人民幣1,045,700,000元。由於根據現有計劃宿州公司的兩台600MW發電機組將於二零零七年投產，而根據現有計劃新鄉公司兩台660MW發電機組及兩台300MW熱電聯產機組將分別於二零零六年及二零零七年投產，故於上述發電機組投產前，股份轉讓協議將不會對 貴集團的損益表產生重大影響。

(ii) 淨資產值

於二零零四年十二月三十一日， 貴集團扣除少數股東權益後的經審計資產淨值為人民幣9,873,600,000元。由於 貴公司將以內部資源支付股份轉讓協議的代價，而宿州公司及新鄉公司的財務報表將合併計入 貴集團的合併資產負債表內，有關代價與宿州公司及新鄉公司資產淨值之間的差額則會作為負商譽列入 貴集團的賬目，故收購宿州公司及新鄉公司將不會對 貴集團的資產淨值產生重大影響。

(iii) 營運資金

誠如 貴公司截至二零零四年十二月三十一日止的年報所述， 貴集團擁有現金及現金等價物人民幣1,260,100,000元。誠如董事所告知， 貴公司將以內部資源支付股份轉讓協議的代價。吾等留意到 貴集團的現金及現金等價物高於股份轉讓協議的代價。

(iv) 淨資產負債率

由於股份轉讓協議的代價人民幣165,000,000元將以　貴集團的內部資源支付，故股份轉讓協議將不會對　貴集團的資產負債率產生重大影響。

推薦意見

經考慮以下事實後：

(i) 預期中國電力需求的增長；

(ii) 預期宿州公司及新鄉公司的增長潛力；

(iii) 代價較有關估值報告所列宿州公司及新鄉公司資產淨值的折讓；及

(iv) 上述主要因素及原因。

吾等認為就獨立股東而言，兩項收購及股份轉讓協議項下擬進行的交易及其條款乃屬公平合理，而股份轉讓協議項下的交易符合　貴公司及股東的整體利益。因此，吾等建議獨立董事委員會推薦獨立股東投票贊成將在臨時股東大會上提呈的普通決議案，以批准股份轉讓協議及股份轉讓協議項下的所有交易。

此致

獨立董事委員會及列位獨立股東　台照

代表
金榜融資(亞洲)有限公司
黃偉誠
企業融資主管

二零零五年七月六日

* *僅供識別*

責任聲明

本通函乃根據上市規則的規定提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在做出一切合理查德詢後確認，就彼等所深知及確信，本通函中並無遺漏任何其他事實，以致其所載任何聲明產生誤導。

權益披露

董事、監事、行政總裁及高級管理人員

於最後可行日期，概無本公司董事、監事、行政總裁或高級管理人員於本公司及／或其任何相關法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及／或債券(視情況而定)中擁有任何權益或淡倉，從而(i)須根據《證券及期貨條例》第XV部第7和第8分部知會本公司及香港聯交所(包括根據《證券及期貨條例》的規定被視為或當作由彼等擁有的權益或淡倉)，或(ii)根據《證券及期貨條例》第352條規定須登記在本公司存置的登記冊，或(iii)根據上市規則附錄十中的《上市公司董事進行證券交易的標準守則》須知會本公司及香港聯交所。

於最後可行日期，董事賀恭、陳飛虎、朱崇利、王映黎、彭興宇及張炳炬以及本公司監事馮蘭水及李長旭為中國華電或山東省國際信託投資有限公司的董事或員工，該兩間公司(如下文所披露)於最後可行日期在本公司股份中擁有根據《證券及期貨條例》第XV部第2和第3分部的規定須向本公司及香港聯交所披露的權益。

主要股東

於本公司中持有的權益

就董事所知悉，於最後可行日期，於本公司股份或相關股份(視情況而定)中持有根據《證券及期貨條例》第XV部第2和第3分部的規定須向本公司及香港聯交所披露的權益及/或淡倉，或持有本公司當時任何類別股本面值為5%或以上權益的人士(不包括本公司董事、監事、行政總裁或高級管理人員)如下：

			權益 於最後可行日期			
股東名稱	持股性質	持股數目	約佔本公司已發行股本總數的百分比	約佔本公司已發行內資股總數的百分比	約佔本公司已發行H股總數的百分比	淡倉
中國華電	內資股	3,011,075,430	50.01%	65.60%	—	—
山東省國際信託投資有限公司	內資股	903,443,970	15.00%	19.68%	—	—
香港中央結算(代理人)有限公司(附註)	H股	1,420,381,900	23.59%	—	99.26%	見附註4

附註：

根據本公司董事於最後可行日期可獲得及已獲悉的資料，並就本公司董事所知悉，於最後可行日期：

1. 由香港中央結算(代理人)有限公司持有的1,420,381,900 股H 股中，UBS AG以實益擁有人的身份並透過受控制法團總共持有本公司175,045,900股H 股(佔當時已發行H 股總數約12.23%)，根據董事於最後可行日期可獲得的資料，並就本公司董事所理解，有關由UBS AG控制的法團於本公司的權益的資料如下：

   (a) 6,757,000 股H 股(佔本公司當時已發行H 股總數約0.472%)是由UBS Fund Services (Luxembourg) SA 持有，而其則由UBS AG 100% 持有；

   (b) 7,350,000 股H 股(佔本公司當時已發行H 股總數約0.514%)是由UBS Global Asset Management (Americas) Inc. 持有，而其則由UBS AG 100% 持有；

   (c) 1,500,000 股H 股(佔本公司當時已發行H 股總數約0.105%)是由UBS Global Asset Management (Hong Kong) Limited 持有，而其則由UBS AG 100% 持有；

(d) 9,180,000 股H 股（佔本公司當時已發行H 股總數約0.641%）是由UBS Global Asset Management (Japan) Ltd 持有，而其則由UBS AG 100% 持有；

(e) 78,160,000 股H 股（佔本公司當時已發行H 股總數約5.462%）是由UBS Global Asset Management (Singapore) Limited 持有，而其則由UBS AG 100% 持有；

(f) 614,000 股H 股（佔本公司當時已發行H 股總數約0.043%）是由UBS Global Asset Management Trust Còmpany，而其則由UBS AG 100% 持有。

(g) 35,070,000 股H 股（佔本公司當時已發行H 股總數約2.451%）是由UBS Global Asset Management (UK) Inc，而其則由UBS AG 100% 持有。

2. 由香港中央結算（代理人）有限公司持有 1,420,381,900股H 股中，J.P. Morgan Chase & Co. 總共持有本公司158,681,400股H 股（佔當時已發行H 股總數約11.09%），在158,681,400 股H 股中，J.P. Morgan Chase & Co. 在可供借出的股份中持有156,626,400 股H 股（佔當時已發行H 股總數約10.95%）。根據本公司董事於最後可行日期可獲得的資料，並就本公司董事所理解，於最後可行日期，J.P.Morgan Chase & Co. 所持有的本公司上述158,681,400 股H 股的持股方式如下：

(a) 156,626,400 股H 股（佔本公司當時已發行H 股總數約 10.945%）（為可供借出的股份及以保管人—法團／核准借出代理人身份持有）由JPMorgan Chase Bank, N.A. 持有，而其則顯然由J.P. Morgan Chase & Co. 100% 持有；

(b) 2,055,000 股H 股（佔本公司當時已發行H 股總數約0.144%）是由J.P. Morgan Whitefriars Inc. 以實益持有人的身份持有，而其則由J.P. Morgan Chase & Co. 最終100% 持有;

3. 由香港中央結算（代理人）有限公司持有1,420,381,900股H 股中，Templeton Asset Management Limited以投資經理的身份直接持有本公司124,576,000 股H 股（佔本公司當時已發行H 股總數約8.71%）。

4. 在由香港中央結算（代理人）有限公司 持有的1,420,381,900股H 股中，Morgan Stanley透過受控制法團持有本公司的 103,472,897股H 股（佔當時已發行H 股總數約7.23%）。根據本公司董事於最後可行日期可獲得及已獲悉的資料，並就本公司董事所理解，於最後可行日期，有關由Morgan Stanley控制的法團於本公司的權益的資料如下：

(a) 78,599,000 股H 股（佔本公司當時已發行H 股總數約5.492%）是由Morgan Stanley Investment Management Company 持有，而其則由Morgan Stanley Asia Pacific (Holdings) Limited 所最終100% 持有。Morgan Stanley Asia Pacific (Holdings) Limited 是由Morgan Stanley International Incorporated 所90% 持有，而Morgan Stanley International Incorporated 則由Morgan Stanley 所90% 持有；

(b) 4,582,000 股H 股（佔本公司當時已發行H 股總數約0.320%）是由MSDW Equity Finance Services I (Cayman) Limited 持有，而其最終則由Morgan Stanley 100%持有；

(c) 3,193,000 股H 股（佔本公司當時已發行H 股總數約0.223%）是由Morgan Stanley Asset & Investment Trust Mangagement Co., Limited 持有，而其則由Morgan Stanley International Incorporated 100%持有，而Morgan Stanley International Incorporated則由Morgan Stanley持有90%；

(d) 16,241,595股H股(佔本公司當時已發行H股總數約1.135%)是由Morgan Stanley & Co International Limited持有，而其則由Morgan Stanley Group (Europe)所最終100%持有。Morgan Stanley Group (Europe)是由Morgan Stanley International Limited約98.30%持有。Morgan Stanley International Limited是由Morgan Stanley International Incorporated所100%持有，而Morgan Stanley International Incorporated則由Morgan Stanley所90%持有；

(e) 808,343 股H股(佔本公司當時已發行H股總數約0.056%)是由Morgan Stanley & Co. Incorporated持有，而其則由Morgan Stanley所100%持有；

(f) 48,960股H股(佔本公司當時已發行H股總數約0.003%)是由Morgan Stanley Capital Services Inc.持有，而其則由Morgan Stanley所100%持有；

根據本公司董事於最後可行日期可獲得及已獲悉的資料，並就本公司董事所理解，於最後可行日期，Morgan Stanley亦持有本公司20,665,952股H股的淡倉(佔本公司當時已發行H股總數約1.44%)，其中4,582,000股H股是由MSDW Equity Finance Services I (Cayman) Limited持有, 15,943,952股H股是由Morgan Stanley & Co. International Limited持有,而140,000股H股是由Morgan Stanley & Co. Incorporated持有。

5. 由香港中央結算(代理人)有限公司持有的1,420,381,900股H股中，Alliance Capital Management L.P.透過受控制法團總共持有本公司97,824,000股H股(佔本公司當時已發行H股總數約6.84%)。

根據本公司董事於最後可行日期可獲得及已獲悉的資料，並就本公司董事所理解，於最後可行日期，有關Alliance Capital Management L.P.所控制法團於本公司的權益的資料如下：

(a) 450,000股H股(佔本公司當時已發行H股總數約0.03%)是由Alliance Capital Ltd持有，而其則由Alliance Capital Management Corporation of Delaware100%持有，Alliance Capital Management Corporation of Delaware由Alliance Capital Management L.P.100%持有；

(b) 2,854,000股H股(佔本公司當時已發行H股總數約0.20%)是由Alliance Capital Management Australia Limited持有，而其則由Alliance Capital Management Corporation of Delaware50%持有，Alliance Capital Management Corporation of Delaware由Alliance Capital Management L.P.100%持有；

於本集團其他成員公司中持有的權益

就董事所知悉，於最後可行日期，直接或間接持有本公司任何類別股本面值為10%或以上權益而有權於本公司的相關附屬公司的股東大會上就任何事項行使投票權的人士(不包括本公司或其董事、監事、行政總裁或高級管理人員)如下；

附屬公司	主要股東名稱	約佔持股百分比
華電章丘發電有限公司 (Huadian Zhangqiu Power Company Limited*)	章丘市供電公司 (Zhangqiu Power Supply Company*)	15%
	濟南魯源電力工程有限公司 (Jinan Luyuan Power Engineering Company Ltd.*)	10%
華電滕州新源熱電有限公司 (Huadian Tengzhou Xinyuan Power Company Limited*)	棗莊魯能力源電力集團有限公司 (Zaozhuang Luneng Liyuan Power Company Ltd.*)	31.603%
	山東省滕州市建設投資公司 (Shandong Tengzhou Construction Investment Company*)	10%
華電青島發電有限公司 (Huadian Qingdao Power Company Limited*)	青島國信實業公司 (Qingdao Guoxin Industry Company*)	45%
四川廣安發電有限責任公司 (Sichuan Guangan Power Generation Company Limited*)	四川巴蜀電力開發公司 (Sichuan Bashu Power Development Company*)	20%
華電青島熱力有限公司 (Huadian Qingdao Heat Company Limited*)	青島熱電集團有限公司 (Qingdao Thermoelectricity Company Ltd.*)	35%
	青島魯青實業集團有限公司 (Qingdao Luqing Industry Company Ltd.*)	10%
鄒城魯南電力技術開發有限公司 (Zoucheng Lunan Electric Power Technology Development Company Limited*)	山東魯源電力資源開發集團有限公司 (Shandong Luyuan Power Resource Development Company Ltd.*)	10%
棗莊十里泉電力實業有限公司 (Zaozhuang Shiliquan Electric Power Industry Company Limited*)	十里泉電力職工技術協會 (Shiliquan Plant Employee Technology Association*)	10%

華電國際山東物資有限公司 (Huadian International Shandong Materials Company Limited*)	鄒城魯南電力技術開發有限公司 (Zoucheng Lunan Electric Power Technology Development Company Limited*)	30%
	棗莊十里泉電力實業有限公司 (Zaozhuang Shiliquan Electric Power Industry Company Limited*)	30%
華電國際山東項目管理有限公司 (Huadian International Shandong Project Management Company Limited*)	鄒城魯南電力技術開發有限公司 (Zoucheng Lunan Electric Power Technology Development Company Limited*)	30%
	棗莊十里泉電力實業有限公司 (Zaozhuang Shiliquan Electric Power Industry Company Limited*)	30%

除上文所披露外及就本公司董事所知悉，於最後可行日期，概無任何人士（不包括本公司董事、監事、總裁或高級管理人員）於本公司股份或相關股份（視情況而定）中擁有根據《證券及期貨條例》第XV部第2和第3分部的規定須向本公司及香港聯交所披露的權益或淡倉，或直接或間接持有本公司任何類別股本面值為10%或以上權益而有權於本集團的其他成員公司的股東大會上就任何事項行使投票權。

專家聲明

金榜融資就本通函的發布出具書面同意函，表示同意按本通函所載的形式及涵義刊載其函件，且彼等迄今並未撤回同意函。

於最後可行的日期，金榜融資概無於本集團任何成員公司的股份中擁有任何權益，及並無任何認購或提名其他人士認購本集團任何成員公司任何證券的權利（無論是否可依法執行），亦無於經擴大集團的任何成員公司自二零零四年十二月三十一日（即本公司最近公佈的經審計賬目的編製日期）起已收購或出售或租賃、或擬收購或出售或租賃的任何資產中擁有任何權益。

並無重大不利的變動

據董事所知悉，本集團的財政或業務狀況自二零零四年十二月三十一日（即本公司最近公佈的經審計賬目的編製日期）以來概無發生任何重大不利的變動。

其他

服務合約

於最後可行日期，概無本公司董事或監事與經擴大集團的任何成員公司訂立或擬訂立服務合約(不包括毋須補償(法定賠償除外)即可屆滿或由僱主於一年內終止的合約)。

競爭權益

除本文所披露外，於最後可行日期，就董事所知，概無董事或彼等的各自聯繫人於直接或間接與本集團競爭或可能構成競爭的任何業務(本集團業務除外)中持有權益(若彼等均為控股股東，則該等業務根據上市規則第8.10條須予披露)。

於本集團重大資產、合約或安排中擁有的權益

於最後可行日期，概無本公司董事或監事於經擴大集團的任何成員公司自二零零四年十二月三十一日(即本公司最近公佈經審計賬目的編製日期)起已收購或出售或租賃、或擬收購或出售或租賃的任何資產中擁有任何權益。

於最後可行日期，概無本公司董事或監事在與經擴大集團業務有重要關係的、截至本通函刊發日期仍然有效的任何合約或安排中擁有重大權益。

備查文件

下列文件的副本可於自通函刊發日起十四日(不包括星期六及公眾假期)內的正常營業時間，在香港中環畢打街11號置地廣場告羅士打大廈八樓本公司香港營業處查閱；

(i) 股份轉讓協議；

(ii) 由獨立董事委員於二零零五年七月六日致獨立股東的函件，其全文載於本通函第11頁之第12頁；

(iii) 由金榜融資於二零零五年七月六日致獨立董事委員會及獨立股東的函件，其全文載於本通函第13頁之第22頁；及

(iv) 本附錄內「專家聲明」一段內所述由金榜融資出具的書面同意函。



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(在中華人民共和國註冊成立之中外合資股份有限公司)

(股票代號：1071)

臨時股東大會通告

茲通告華電國際電力股份有限公司(「**本公司**」)的臨時股東大會(「**臨時股東大會**」)將於二零零五年八月二十四日(星期三)在中華人民共和國(「**中國**」)北京市宣武區菜園街1號北京中環假日酒店舉行，藉以審議下列事項：

普通決議案

1. 審議、批准、確認及追認由本公司與中國華電集團公司(「**中國華電**」)簽訂的日期為二零零五年六月十四日的一項有條件收購協議(「**宿州公司股份轉讓協議**」，注有「A」字樣的副本已提交臨時股東大會，並經大會主席簽署以資識別)，據此協議，本公司擬自中國華電收購安徽華電宿州發電有限公司97%股權並進行其項下交易，有關詳情載於本公司日期為二零零五年六月十四日的公告及日期為二零零五年七月六日的通函；並授權本公司任何董事簽署其認為屬必要或適宜及符合本公司利益的一切文件及／或採取一切相關行動及事宜，藉以完成宿州公司股份轉讓協議項下的交易、有關事宜或其他附帶事項。(附註1)

2. 審議、批准、確認及追認由本公司與中國華電簽訂的日期為二零零五年六月十四日的一項有條件收購協議(「**新鄉公司股份轉讓協議**」，注有「B」字樣的副本已提交臨時股東大會，並經大會主席簽署以資識別)，據此協議，本公司擬自中國華電收購華電新鄉發電有限公司90%股權並進行其項下交易，有關詳情載於本公司日期為二零零五年六月十四日的公告及日期為二零零五年七月六日的通函；並授權本公司任何董事簽署其認為屬必要或適宜及符合本公司利益的一切文件及／或採取一切相關行動及事宜，藉以完成新鄉公司股份轉讓協議項下的交易、有關事宜或其他附帶事項。(附註1)

3. 審議及批准其他必須事項(如有)

承董事會命
華電國際電力股份有限公司
周連青
公司秘書

於本通告日期，董事會由下列董事組成：

賀　恭 *(董事長)*
陳飛虎 *(副董事長)*
朱崇利 *(副董事長)*
陳建華 *(執行董事)*
田沛亭 *(執行董事)*
王映黎 *(非執行董事)*
張炳炬 *(非執行董事)*
彭興宇 *(非執行董事)*
丁慧平 *(獨立非執行董事)*
趙景華 *(獨立非執行董事)*
王傳順 *(獨立非執行董事)*
胡元木 *(獨立非執行董事)*

中國•山東，二零零五年七月六日

附註：

1. 擬進行收購

如本公司日期為二零零五年六月十四日的公告所述，於二零零五年六月十四日，本公司與中國華電訂立宿州公司股份轉讓協議，據此，本公司擬以代價人民幣74,900,000元(約港幣70,420,000元)自中國華電收購安徽華電宿州發電有限公司97%股權。於同日，本公司與中國華電訂立新鄉公司股份轉讓協議，據此，本公司擬以代價人民幣90,100,000元(約港幣84,710,000元)自中國華電收購華電新鄉發電有限公司90%股權。由於中國華電為本公司控股股東及關連人士，故宿州公司股份轉讓協議及新鄉公司股份轉讓協議(合稱「股份轉讓協議」)及其項下的有關交易根據香港聯合交易所有限公司證券上市規則(「上市規則」)第14A章構成本公司的關連交易。根據上市規則第14A.25條合併予以計算後，股份轉讓協議項下的交易構成本公司的關連交易，並根據上市規則第14A章的規定須經獨立股東於臨時股東大會上批准。中國華電及其聯繫人(如有)將於臨時股東大會上就上市規則規定須以投票方式表決的相關決議案(即上述編號為1及2的普通決議案)放棄投票。有關股份轉讓協議的進一步詳情(包括本公司獨立董事委員會函件及其致獨立股東的推薦建議，以及本公司根據上市規則規定而委任的獨立財務顧問金榜融資(亞洲)有限公司的函件)載於本公司日期為二零零五年七月六日的通函。

2. 出席臨時股東大會的資格及暫停辦理股份過戶

於二零零五年七月二十二日(星期五)營業時間結束時名列本公司股東名冊的股東(註冊股東),於完成必須的登記手續後將有權出席臨時股東大會。本公司將於二零零五年七月二十五日(星期一)至二零零五年八月二十三日(星期二)(包括首尾兩天)暫停H股過戶登記,期間將不會辦理任何本公司的H股過戶登記手續。在適用的情況下,本公司的H股股東如欲出席臨時股東大會,務請將彼等的有關過戶文件連同相關之股份證書不遲於二零零五年七月二十二日(星期五)下午四時正存置於本公司的H股股份過戶登記處香港證券登記有限公司,地址為香港灣仔皇后大道東183號合和中心17樓1712至1716室,方為有效。

3. 参加臨時股東大會的登記手續

(1) 擬出席臨時股東大會的註冊股東,須在二零零五年八月三日(星期三)或該日前將已填妥及簽署的書面確認回覆送達本公司董事會秘書室。請採用本通告隨附的「出席確認回條」或其複印件作為書面回覆。擬出席臨時股東大會的H股註冊股東,除前述要求外,須在二零零五年八月三日(星期三)或該日前將其過戶文件副本及有關股份證書副本送達本公司董事會秘書室。

(2) 註冊股東可以下列方法將必要的登記文件送交本公司:親自交回、郵遞或傳真。收悉上述文件後,本公司將完成參加臨時股東大會的登記程序,並以郵遞或傳真方式發出臨時股東大會入場證副本或傳真副本。股東或其代表在參加臨時股東週年大會時,可以用副本交換臨時股東大會入場證正本。

4. 股東代理人

(1) 註冊股東有權通過填妥本通告隨附的「臨時股東大會適用的代表委任表格」(「委任書」)或其複印本委任一位或多位代理人代表其出席股東週年大會及投票。代理人毋須為本公司股東。如委任超過一名代理人,該等代理人只能以投票方式行使表決權。委任書必須由註冊股東或由其以書面形式正式授權的委託人簽署。如委任書由註冊股東的委託人簽署,則授權該委託人委任代理人的授權書或其他授權文件必須經過公證。如委託人為一法人,則其委任書應加蓋法人印章或由其董事或正式委任的代理人簽署。

(2) 就內資股股東而言,經公證的授權書或其他授權文件及填妥的委任書,必須於臨時股東大會或其續會指定的舉行時間前二十四小時送達本公司董事會秘書室,方為有效。就H股註冊股東而言,經公證的授權書或其他授權文件及填妥的委任書,必須於臨時股東大會或其續會指定的舉行時間前二十四小時送達香港證券登記有限公司,方為有效。

5. 要求進行表決的手續

如附註1所述，中國華電及其聯繫人(如有)將於臨時股東大會上就上市規則規定須以投票方式表決的上述編號為1及2的普通決議案放棄投票。

根據公司章程第75至77條，於本公司的任何股東大會上，決議案須以舉手的方式表決，除非適用的上市規則或其他證券法及法規另作規定，或下列人士在舉手錶決以前或以後，要求以投票方式表決：

(一) 會議主席；

(二) 至少兩名有投票權的股東，親自出席或者以代理人出席；

(三) 單獨或者合併計算持有在該會議上有表決權的股份10%以上(含10%)的一個或者若干股東(包括股東代理人)。

以投票方式表決的要求可以由提出者撤回。如果要求以投票方式表決的事項是選舉會議主席或者中止會議，則應當立即進行投票表決；其他要求以投票方式表決的事項，由主席決定何時舉行投票，否則會議可以繼續進行討論其他事項。投票結果仍被視為在該會議上所通過的決議。在大會上進行的投票，如股東(包括其股東代理人)擁有兩票或以上的投票權，毋須以同樣方式表決所有票數。

6. 其他事項

(1) 每位本公司股東(或其股東代理人)在臨時股東大會表決時，以其所代表的有表決權的股份數額行使表決權，每一股份有一票表決權。

(2) 臨時股東大會會期預計半天，參加臨時股東大會的股東的交通及食宿費自理。

(3) 本公司法定地址及董事會秘書室詳情如下：
中華人民共和國山東省濟南市經三路14號
電話：86531-8236-6222
傳真：86531-8236-6090

(4) 本公司H股股份登記處香港證券登記有限公司地址及聯絡資料如下：

香港灣仔皇后大道東183號合和中心17樓1712-1716室
電話：852-2862-8628
傳真：852-2865-0990／852-2529-6087

* *僅供識別*



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

PROXY FORM FOR USE AT THE EXTRAORDINARY GENERAL MEETING

I/We, ______________________ with H share shareholder account number (if applicable): ______________________ of ______________________ *(Note 1)*, being shareholder(s) of ______________ domestic shares / ______________ H shares *(Note 2)* in 華電國際電力股份有限公司 (Huadian Power International Corporation Limited*) (the "**Company**"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or ______________________ of ______________________ *(Note 3)* as my/our proxy to attend and act for me/us at the Extraordinary General Meeting of the Company (the "EGM") to be held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the People's Republic of China (the "PRC") (中國北京市宣武區菜園街1號北京中環假日酒店) at 10:00 a.m. on Wednesday, 24th August, 2005 or at any adjournment thereof and to vote for me/us on my/our behalf at such meeting or at any adjournment thereof in respect of the resolutions set out in the Notice of Extraordinary General Meeting as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS	FOR *(Note 4)*	AGAINST *(Note 4)*
ORDINARY RESOLUTIONS		
1. To approve, confirm and ratify a conditional acquisition agreement dated 14th June, 2005 (the "**Suzhou Company Share Transfer Agreement**"), a copy of which will be produced to the EGM marked "**A**" and initialed by the Chairman of the EGM for the purpose of identification, entered into between the Company and 中國華電集團公司 (China Huadian Corporation*) ("**China Huadian**") in connection with the proposed acquisition by the Company from China Huadian of its 97% equity interest in 安徽華電宿州發電有限公司 (Anhui Huadian Suzhou Power Generation Company Limited*) and all transactions thereunder, details of which are set out in the announcement dated 14th June, 2005 issued by the Company and its circular dated 6th July, 2005; and to authorise any director of the Company to sign all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions contemplated under the Suzhou Company Share Transfer Agreement or any matter incidental thereto.		
2. To approve, confirm and ratify a conditional acquisition agreement dated 14th June, 2005 (the "**Xinxiang Company Share Transfer Agreement**"), a copy of which will be produced to the EGM marked "**B**" and initialed by the Chairman of the EGM for the purpose of identification, entered into between the Company and China Huadian in connection with the proposed acquisition by the Company from China Huadian of its 90% equity interest in 華電新鄉發電有限公司 (Huadian Xinxiang Power Generation Company Limited*) and all transactions thereunder, details of which are set out in the announcement dated 14th June, 2005 issued by the Company and its circular dated 6th July, 2005; and to authorise any director of the Company to sign all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions contemplated under the Xinxiang Company Share Transfer Agreement or any matter incidental thereto.		

Signature *(Note 5)* ______________________ Date: ______________________ 2005

Notes:

1. Please insert full name and address in block capitals.
2. Please delete as appropriate and insert the number of shares in the Company registered in your name and to which this proxy form relates. If no such number is inserted, this proxy form will be deemed to relate to all the shares in the Company registered in your name.
3. You are entitled to choose any person to be your proxy. If a person other than the Chairman of the EGM is to be appointed as your proxy, please strike out the words "THE CHAIRMAN OF THE MEETING or" and insert the full name and address of the proxy to be appointed in the space provided. The proxy need not be a member of the Company. You are entitled to appoint one or more proxies to attend and vote at the meeting. However, if you appoint more than one proxy, you should state the number of shares each of them represents. Any alteration made to this proxy form must be signed by the person who signs the proxy form.
4. Important: If you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". In respect of each of the resolutions, failure to tick either box or failure to indicate as to how to vote on the proxy form returned will entitle your proxy to decide whether to vote and as to how to vote at his discretion.
5. This proxy form must be signed by you or your attorney duly authorised in writing. If the attorney is a corporation or an institution, this proxy form must be executed under seal or executed by its director or a duly authorised person. All powers of attorney referred to in this Note must be notarised.
6. To be valid, this proxy form and the notarised power of attorney or other documents of authorisation must be delivered to the Secretarial Office of the Board of Directors of the Company or the Company's H share registrar's address at Hong Kong Registrars Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, as the case may be, not less than 24 hours before the time designated for convening the EGM.
7. When attending the EGM, proxies representing the respective shareholders should present their completed and signed proxy forms and their identity documents.
8. This proxy form should be completed in duplicate. One form should be delivered according to the instructions as set out in Note 6 and the other should be presented by the proxy when attending the EGM according to the instructions as set out in Note 7.

* *for identification only*



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(在中華人民共和國註冊成立之中外合資股份有限公司)

(股份代碼：1071)

臨時股東大會適用的代表委任表格

本人／吾等 ______________________ H股股東帳號(如適用)：______________________

地址為 ____ *(附註1)*

持有華電國際電力股份有限公司(「**本公司**」)投票：內資股 ______________ 股／H股 ______________ 股 *(附註2)*。作為本公司的股東，現委任 *(附註3)* 大會主席，或 ______________________ 為本人／吾等的代表，代表本人／吾等出席二零零五年八月二十四日(星期三)上午十時正於中華人民共和國(「中國」)(中國北京市宣武區菜園街1號北京中環假日酒店)舉行的本公司臨時股東大會或其延遲會議，並於該股東周年大會或其延遲會議代表本人／吾等，依照下列指示就股東周年大會通告載列之決議案投票；如無作出指示，則由本人／吾等的代表酌情決定投票。

	決議	贊成 *(附註4)*	反對 *(附註4)*
	普通決議案		
1.	批准、確認及追認日期為二零零五年六月十四日由本公司與中國華電集團公司(China Huadian Corporation*)(「**中國華電集團**」)就由本公司向中國華電集團建議收購其於安徽華電宿州發電有限公司(Anhui Huadian Suzhou Power Generation Company Limited*)的97%權益及其項下的所有交易的有條件收購協議(「**宿州公司股份轉讓協議**」)(其註有「A」字樣並由臨時股東大會主席簽署以資識別的副本將於臨時股東大會上呈列)，詳情載列於日期為二零零五年六月十四日由本公司發出的公告及日期為二零零五年七月六日的通函；並授權本公司董事簽署所有該等文件及／或作出所有該等由彼可能認為必須或權宜並符合本公司權益的事情及行動，以便完成根據宿州公司股份轉讓協議項下的所有交易或其附帶的任何事項。		
2.	批准、確認及追認日期為二零零五年六月十四日由本公司與中國華電集團公司(China Huadian Corporation*)(「**中國華電集團**」)就由本公司向中國華電集團建議收購其於華電新鄉發電有限公司(Huadian Xinxiang Power Generation Company Limited*)的90%權益及其項下的所有交易的有條件收購協議(「**新鄉公司股份轉讓協議**」)(其註有「B」字樣並由臨時股東大會主席簽署以資識別的副本將於臨時股東大會上呈列)，詳情載列於日期為二零零五年六月十四日由本公司發出的公告及日期為二零零五年七月六日的通函；並授權本公司董事簽署所有該等文件及／或作出所有該等由彼可能認為必須或權宜並符合本公司權益的事情及行動，以便完成根據新鄉公司股份轉讓協議項下的所有交易或其附帶的任何事項。		

簽署(附註5) ______________________ 日期：二零零五年__________月__________日

附註：

1. 請用正楷填上全名及地址。
2. 請劃去不適用者並請填上以您名義登記與本委任書有關的股份數額。如未有填上數額，則本委任書將被視為與以您名義登記的所有本公司股份有關。
3. 您有權委任您選擇的任何人士為您的代理人。如欲委任大會主席以外的人士為代理人，請將「大會主席，或」字樣刪去，並在空格內填上您所擬委任代理人的姓名及地址。您可委任一位或多位代理人出席及投票，受委任代理人毋須為本公司股東。但如您委任數人為您的代理人，請注明每名代理人所代表的股份數目。本委任書的每項更改，將須由簽署人簽字示可。
4. 請注意，如投票贊成任何決議案，請在「贊成」格內加上「√」；如投票反對任何決議案，請在「反對」格內加上「√」。如無任何指示或交回的委任書並無指示受委任代理人如何就某項議案投票，代理人可自行決定是否及如何投票。
5. 本委任書須由您或您正式書面授權的人士簽署。如委託人為一公司或機構，則本委任書必須加蓋該公司或機構印章，或由其董事或正式授權的代理人簽署。本附註所述的授權書均須公證。
6. 本委任書連同簽署人經公證的授權書或其他授權文件，最遲須於股東周年大會召開前二十四小時(視情況而定)送達本公司董事會秘書室或送達本公司H股的股份登記公司-即位於香港灣仔皇后大道東183號合和中心17樓1712至1716室的香港證券登記有限公司方為有效。
7. 代理人代表股東出席股東周年大會時應出示已填妥及簽署的本委任書及代理人的身份證明文件。
8. 本委任書以一式兩份填寫，其中一份應依據附註6的指示予以送達，另一份則應依據附註7的指示於代理人出席股東周年大會時出示。

* *僅供識別*



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

REPLY SLIP FOR ATTENDANCE

I/We, ____,

being shareholder(s) of ____________________ domestic shares / ____________________ H shares# in 華電國際電力股份有限公司 (Huadian Power International Corporation Limited*), intend to attend the Extraordinary General Meeting of the Company to be held on Wednesday, 24th August, 2005.

Name of shareholder(s) attending the Extraordinary General Meeting: ______________________________

H share shareholder account number (if applicable): ______________________________

Signature of shareholder(s): ______________________________

Date: ____________________, 2005

\# Delete where appropriate

Notes:

1. Please enclose duplicate copy of your identity documents (identity card or passport).
2. This reply slip shall be completed and signed and shall be delivered to the Secretarial Office of the Board of Directors of the Company at No.14, Jingsan Road, Jinan, Shandong Province, the People's Republic of China (telephone no: 86-531-8236 6222, contact person: Mr. Zhou Lianqing) on or before Wednesday, 3rd August, 2005. This reply slip may be returned in person (registration procedures for attending the Extraordinary General Meeting may forthwith be proceeded thereafter), or delivered by post (postal code: 250001) or by facsimile (fax no: 86-531-8236 6090).

* *for identification only*



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(在中華人民共和國註冊成立之中外合資股份有限公司)

(股份代碼：1071)

出席確認回執

本人／吾等 ______________________________ 為華電國際電力股份有限公司Huadian Power International Corporation Limited*(「本公司」)股票：內資股 ______________ 股／H股 ______________ 股# 的股東，並擬出席於二零零五年八月二十四日(星期三)舉行的本公司臨時股東-大會。

出席股東周年大會者姓名：______________ H股股東帳號(如適用)：______________

股東簽名：______________ 日期：二零零五年____月____日

\# 請刪去不適用者

附註：

1. 請附上身份證明文件(身份證或護照)的複印件。
2. 此回執在填妥及簽署後須於二零零五年八月三日(星期三)或該日前送達中華人民共和國山東省濟南市經三路十四號本公司董事會秘書室(聯繫電話：86-531-8236 6222，聯繫人：周連青先生)。此回執可採用親自交回(隨即可辦理出席股東周年大會的股東登記手續)、郵遞(郵政編碼：250001)或傳真(傳真號碼：86-531-8236 6090)的方式送達。

* *僅供識別*